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Exhibit 99.3

Report of Independent Registered Chartered Accountants

To the Shareholders of Kinross Gold Corporation

We have audited the consolidated balance sheets of Kinross Gold Corporation ("the Company") as at December 31, 2007 and December 31, 2006 and the consolidated statements of operations, cash flows, common shareholders' equity and comprehensive income (loss) for each of the years in the three-year period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and December 31, 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
March 27, 2008

Page 65    Kinross 2007 annual report

Consolidated Balance Sheets

As at December 31

(expressed in millions of United States dollars, except share amounts)		2007	2006

Assets
Current assets
Cash and cash equivalents	Note 5	$551.3	$154.1
Restricted cash	Note 9	2.4	1.3
Short-term investments		9.9	–
Accounts receivable and other assets	Note 5	95.2	38.1
Inventories	Note 5	242.8	99.5
Unrealized fair value of derivative assets	Note 8	24.0	–
Current assets held for sale	Note 4(vii)	8.1	–

		933.7	293.0
Property, plant and equipment	Note 5	3,476.3	1,331.0
Goodwill	Note 5	2,014.8	293.4
Long-term investments	Note 5	127.7	25.8
Future income and mining taxes	Note 16	33.3	29.4
Unrealized fair value of derivative assets	Note 8	3.5	–
Deferred charges and other long-term assets	Note 5	136.3	80.9
Long-term assets held for sale	Note 4(vii)	3.7	–

		$6,729.3	$2,053.5

Liabilities
Current liabilities
Accounts payable and accrued liabilities	Note 5	$290.1	$161.0
Current portion of long-term debt	Note 9	76.0	17.9
Current portion of reclamation and remediation obligations	Note 10	10.0	28.8
Current portion of unrealized fair value of derivative liabilities	Note 8	29.1	–
Current liabilities of the assets held for sale	Note 4(vii)	2.2	–

		407.4	207.7
Long-term debt	Note 9	488.1	72.0
Reclamation and remediation obligations	Note 10	212.4	139.6
Unrealized fair value of derivative liabilities	Note 8	266.0	–
Future income and mining taxes	Note 16	465.9	143.8
Other long-term liabilities		20.6	7.5
Long-term liabilities of the assets held for sale	Note 4(vii)	7.0	–

		1,867.4	570.6

Non-controlling interest		14.0	–

Convertible preferred shares of subsidiary company	Note 12	10.1	14.9

Common shareholders' equity
Common share capital and common share purchase warrants	Note 13	5,123.6	2,001.7
Contributed surplus		65.4	54.6
Accumulated deficit		(253.1)	(587.1)
Accumulated other comprehensive income	Note 6	(98.1)	(1.2)

		4,837.8	1,468.0

Commitments and contingencies	Note 20

		$6,729.3	$2,053.5

Common shares
Authorized		Unlimited	Unlimited
Issued and outstanding		611,925,266	362,704,112

Signed on behalf of the Board:

John A. Brough Director	John M.H. Huxley Director

The accompanying notes are an integral part of these consolidated financial statements

Page 66    Kinross 2007 annual report

Consolidated Statements of Operations

For the years ended December 31

(expressed in millions of United States dollars, except per share and share amounts)		2007	2006	2005

Revenue
Metal sales		$1,093.0	$905.6	$725.5
Operating costs and expenses
Cost of sales (excludes accretion, depreciation, depletion and amortization)		580.3	481.7	448.1
Accretion and reclamation expense		10.9	33.5	56.0
Depreciation, depletion and amortization		129.3	108.3	167.7

		372.5	282.1	53.7
Other operating costs		28.7	26.0	14.3
Exploration and business development		47.3	39.4	26.6
General and administrative		69.6	52.1	45.3
Impairment charges:
Goodwill	Note 5	–	–	8.7
Property, plant and equipment	Note 5	–	–	171.9

Operating earnings (loss)		226.9	164.6	(213.1)
Other income (expense) – net	Note 5	189.6	27.6	(15.1)

Earnings (loss) before taxes and other items		416.5	192.2	(228.2)
Income and mining taxes (expense) recovery – net	Note 16	(73.8)	(25.9)	12.9
Equity in losses of associated companies		(11.1)	–	–
Non-controlling interest		3.2	0.3	0.1
Dividends on convertible preferred shares of subsidiary		(0.8)	(0.8)	(0.8)

Net earnings (loss)		$334.0	$165.8	$(216.0)

Earnings (loss) per share
Basic		$0.60	$0.47	$(0.63)
Diluted		$0.59	$0.47	$(0.63)
Weighted average number of common shares outstanding (millions)	Note 15
Basic		557.4	352.1	345.2
Diluted		566.1	353.2	345.2

The accompanying notes are an integral part of these consolidated financial statements

Page 67    Kinross 2007 annual report

Consolidated Statements of Cash Flows

For the years ended December 31

(expressed in millions of United States dollars)	2007	2006	2005

Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings (loss)	$334.0	$165.8	$(216.0)
Adjustments to reconcile net earnings (loss) to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	129.3	108.3	167.7
Accretion and reclamation expenses	10.9	33.5	56.0
Impairment charges:
Goodwill	–	–	8.7
Property, plant and equipment	–	–	171.9
Investments and other assets	1.3	10.5	4.1
Gain on disposal of assets and investments – net	(184.6)	(47.4)	(6.0)
Equity in losses of associated companies	11.1	–	–
Unrealized non-hedge derivative losses – net	(30.2)	–	–
Future income and mining taxes	26.4	0.9	(15.0)
Non-controlling interest	(3.2)	(0.3)	(0.1)
Stock-based compensation expense	13.0	10.4	3.1
Unrealized foreign exchange losses and other	5.5	0.9	1.9
Changes in operating assets and liabilities:
Accounts receivable and other assets	(6.5)	(10.1)	2.7
Inventories	(10.6)	13.5	(9.9)
Accounts payable and other liabilities	44.8	6.0	(35.4)

Cash flow provided from operating activities	341.2	292.0	133.7

Investing:
Additions to property, plant and equipment	(601.1)	(202.9)	(142.4)
Business acquisitions – net of cash acquired	2.4	(0.6)	–
Proceeds on sale of marketable securities	–	–	0.6
Proceeds from the sale of long-term investments and other assets	61.8	33.7	19.8
Additions to long-term investments and other assets	(28.9)	(13.9)	(16.9)
Proceeds from the sale of property, plant and equipment	232.9	10.7	10.4
Disposals of (additions to) short-term investments	(9.9)	–	7.3
Decrease in restricted cash	6.4	–	0.1
Other	0.4	–	–

Cash flow used in investing activities	(336.0)	(173.0)	(121.1)

Financing:
Issuance of common shares on exercise of options and warrants	216.2	7.6	1.9
Proceeds from issuance of debt	287.7	35.3	50.5
Debt issuance costs	–	(2.5)	(0.5)
Repayment of debt	(88.4)	(104.6)	(16.2)
Dividends paid on convertible shares of subsidiary company	(5.6)	–	–
Settlement of derivative instruments acquired in Bema acquisition	(30.5)	–	–

Cash flow provided from (used in) financing activities	379.4	(64.2)	35.7

Effect of exchange rate changes on cash	12.6	1.7	1.4

Increase in cash and cash equivalents	397.2	56.5	49.7
Cash and cash equivalents, beginning of year	154.1	97.6	47.9

Cash and cash equivalents, end of year	$551.3	$154.1	$97.6

The accompanying notes are an integral part of these consolidated financial statements

Page 68    Kinross 2007 annual report

Consolidated Statements of Common Shareholders' Equity

For the year ended December 31

(expressed in millions of United States dollars)		2007	2006	2005

Common share capital and common share purchase warrants
Balance beginning of year		$2,001.7	$1,777.6	$1,775.8
Shares issued on acquisition of Bema		2,642.1	–	–
Warrants issued on acquisition of Bema		141.9	–	–
Equity portion of convertible notes acquired on acquisition of Bema		23.7	–	–
Shares issued (cancelled) on acquisition of Crown		(0.4)	205.4	–
Common shares issued for stock-based awards		2.7	16.1	1.9
Transfer from contributed surplus of expired warrants		(0.3)	(0.1)	(0.1)
Transfer from contributed surplus of exercise of options and restricted shares		38.1	–	–
Cash proceeds on options and warrants exercised		216.2	–	–
Conversion of convertible notes		57.9	–	–
Conversion of redeemable retractable preferred shares		–	2.7	–

Balance at the end of the year		$5,123.6	$2,001.7	$1,777.6

Contributed surplus
Balance beginning of year		$54.6	$52.6	$49.4
Stock-based compensation		10.3	1.9	3.1
Options issued on acquisition of Bema		37.9	–	–
Transfer of fair value of expired warrants and options		0.3	0.1	0.1
Transfer of fair value of exercised options and restricted shares		(38.1)	–	–
Transfer from common share capital of fair value of cancelled shares		0.4	–	–

Balance at the end of the year		$65.4	$54.6	$52.6

Accumulated deficit
Balance beginning of year		$(587.1)	$(752.9)	$(536.9)
Net earnings		334.0	165.8	(216.0)

Balance at the end of the year		$(253.1)	$(587.1)	$(752.9)

Accumulated other comprehensive income (loss)
Balance beginning of year		$(1.2)	$(1.2)	$(1.2)
Unrealized gains on long-term investments, net of tax	Note 6	19.9	–	–

Adjusted balance, beginning of year		$18.7	$(1.2)	$(1.2)
Other comprehensive income (loss)	Note 6	(116.8)	–	–

Balance at the end of the year		$(98.1)	$(1.2)	$(1.2)

Total accumulated deficit and accumulated other comprehensive income (loss)		$(351.2)	$(588.3)	$(754.1)

Total common shareholders' equity		$4,837.8	$1,468.0	$1,076.1

The accompanying notes are an integral part of these consolidated financial statements

Page 69    Kinross 2007 annual report

Consolidated Statements of Comprehensive Income (Loss)

For the years ended December 31

(expressed in millions of United States dollars)		2007	2006	2005

Net earnings (loss)		$334.0	$165.8	$(216.0)
Other comprehensive income (loss), net of tax:	Note 6
Change in fair value of investments(a)		11.8	–	–
Accumulated OCI related to investments sold(b)		(15.3)	–	–
Change in fair value of derivative financial instruments designated as cash flow hedges(c)		(107.3)	–	–
Accumulated OCI related to derivatives settled(d)		(14.2)	–	–
Currency translation adjustment on equity investments(e)		8.2	–	–

Other comprehensive income (loss)		(116.8)	–	–

Total comprehensive income (loss)		$217.2	$165.8	$(216.0)

(a)
Net of tax of $2.1 million (2006 – $nil, 2005 – $nil)
(b)
Net of tax of $nil (2006 – $nil, 2005 – $nil)
(c)
Net of tax of $4.1 million (2006 – $nil, 2005 – $nil)
(d)
Net of tax of $1.7 million (2006 – $nil, 2005 – $nil)
(e)
Net of tax of $nil (2006 – $nil, 2005 – $nil)

The accompanying notes are an integral part of these consolidated financial statements

Page 70    Kinross 2007 annual report

Notes to the Consolidated Financial Statements

For the years ended December 31, 2007, 2006 and 2005
(in millions of United States dollars)

1     Description of Business and Nature of Operations

Kinross Gold Corporation and its subsidiaries and joint ventures (collectively, "Kinross" or the "Company") are engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction, processing and reclamation. Kinross' gold production and exploration activities are carried out principally in the United States, the Russian Federation, Brazil, and Chile. There were also gold production and exploration activities in Canada, up until December 21, 2007 when the Porcupine Joint Venture ("PJV") and Musselwhite Joint Venture ("Musselwhite") were sold by Goldcorp Inc. ("Goldcorp") in an asset swap transaction. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells a quantity of silver.

The operating cash flow and profitability of the Company are affected by various factors, including the amount of gold and silver produced and sold, the market prices of gold and silver, operating costs, interest rates, environmental costs and the level of exploration activity and other discretionary costs and activities. Kinross is also exposed to fluctuations in foreign currency exchange rates, interest rates, political risk and varying levels of taxation. Kinross seeks to manage the risks associated with its business, however many of the factors affecting these risks are beyond the Company's control.

2     Summary of Significant Accounting Policies

The consolidated financial statements of Kinross have been prepared by management in accordance with Canadian generally accepted accounting principles ("CDN GAAP") using the following significant accounting policies and are expressed in United States dollars.

  i         Basis of presentation and principles of consolidation

  The consolidated financial statements include the accounts of the Company and all its subsidiaries and investments. The significant mining properties of Kinross are listed below:

	Location	December 31, 2007	December 31, 2006

Through majority owned subsidiaries (Consolidated)
Fort Knox	USA	100%	100%
Paracatu	Brazil	100%	100%
Maricunga(a)	Chile	100%	50%
La Coipa(b)	Chile	100%	50%
Kettle River	USA	100%	100%
Julietta(c)	Russian Federation	90%	0%
Kupol(c)	Russian Federation	75%	0%

As interests in unincorporated joint ventures (Proportionately consolidated)
Round Mountain	USA	50%	50%
Porcupine(b)	Canada	0%	49%
Musselwhite(b)	Canada	0%	32%

As interests in incorporated joint ventures (Proportionately consolidated)
Crixás	Brazil	50%	50%

  (a)
  On February 27, 2007, the additional 50% interest was acquired as a result of the Bema Gold Corporation ("Bema") acquisition.
  (b)
  On December 21, 2007, the additional 50% interest in La Coipa was acquired and Kinross' interest in PJV and Musselwhite was sold as a result of the asset purchase and sale with Goldcorp.
  (c)
  Interests in Julietta and Kupol were acquired with the acquisition of Bema on February 27, 2007.

  The financial statements of entities, which are controlled by Kinross through voting equity interests, referred to as subsidiaries, are consolidated. Entities, which are jointly controlled, referred to as joint ventures, are proportionately consolidated.

Page 71    Kinross 2007 annual report

  ii        Use of estimates

  The preparation of the Company's consolidated financial statements in conformity with CDN GAAP requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates of useful lives are accounted for prospectively from the date of change. Actual results could differ from these estimates. The assets and liabilities which require management to make significant estimates and assumptions in determining carrying values include, but are not limited to, property, plant and equipment, mineral interests, inventories, financial instruments, goodwill, long-term investments, reclamation and remediation obligations, provision for income and mining taxes, employee pension costs and post employment benefit obligations.

  iii       Functional and reporting currency

  The functional currency of the Company and its subsidiaries is the United States dollar. The Company and its subsidiaries and joint ventures operate in the United States, Canada, the Russian Federation, Brazil and Chile.

  Monetary assets and liabilities of the Company's operations denominated in currencies other than the United States dollar are translated into U.S. dollars at the rates of exchange at the consolidated balance sheet dates. Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date. Revenue and expenses are translated at average exchange rates throughout the reporting period, with the exception of depreciation, depletion and amortization which is translated at historical exchange rates. Gains and losses on translation of foreign currencies are included in earnings.

  The cumulative translation adjustments included in Accumulated other comprehensive income ("AOCI") relate to unrealized translation gains and losses on the Company's net investment in self-sustaining operations, including equity-accounted investees that are translated using the current rate method. The exchange gains and losses will become realized in earnings upon the substantial disposition, liquidation or closure of the investment that gave rise to such amounts.

  iv       Cash and cash equivalents

  Cash and cash equivalents include cash and highly liquid investments with a maturity of three months or less at the date of acquisition.

  v        Short-term investments

  Short-term investments include short-term money market instruments with terms to maturity at the date of acquisition of between three and twelve months. The carrying value of short-term investments is equal to cost and accrued interest.

  vi       Long-term investments and Impairment of Investments and Other Assets

  Long-term investments in equity securities consist of investments that are accounted for using the equity method and investments that are designated as available-for-sale. If the Company can exert significant influence over an investee company, the investment in the investee company is accounted for using the equity method. Investments in companies where Kinross is not able to exert significant influence are designated as available-for-sale. Unrealized holding gains and losses related to available-for-sale investments are excluded from net earnings and are included in Other comprehensive income ("OCI") until such gains and losses are realized or an other-than-temporary impairment is determined to have occurred. The Company periodically reviews the carrying value of its investments. When a decline in the value of an investment is considered to be other-than-temporary, the investment is written down to net realizable value with a charge to other income (expense).

  vii      Inventories

  Inventories consisting of metal in circuit ore, metal in-process and finished metal are valued at the lower of cost or net realizable value ("NRV"). NRV is calculated as the difference between the estimated future gold prices based on prevailing and long-term metal prices and estimated costs to complete production into a saleable form.

Page 72    Kinross 2007 annual report

  Metal in circuit is comprised of ore in stockpiles and ore on heap leach pads. Ore in stockpiles is coarse ore that has been extracted from the mine and is available for further processing. Costs are added to stockpiles based on the current mining cost per tonne and removed at the average cost per tonne. Costs are added to ore on the heap leach pads based on current mining costs and removed from the heap leach pads as ounces are recovered, based on the average cost per recoverable ounce of gold on the leach pad. Ore in stockpiles not expected to be processed in the next twelve months is classified as long-term.

  In-process inventories represent materials that are currently in the process of being converted to a saleable product.

  The quantities of recoverable gold placed on the leach pads are reconciled by comparing the grades of ore placed on the leach pads to the quantities of gold actually recovered (metallurgical balancing), however, the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. Variances between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to NRV are accounted for on a prospective basis. The ultimate recovery of gold from a leach pad will not be known until the leaching process has concluded. In the event that the Company determines, based on engineering estimates, that a quantity of gold contained in ore on leach pads was to be recovered over a period exceeding twelve months, that portion would be classified as long-term.

  Finished metal inventories, comprised of gold and silver doré and bullion, are valued at the lower of the average production cost and NRV whereby the average does not exceed three month production costs. Average production cost represents the average cost of the respective in-process inventories incurred prior to the refining process, plus applicable refining costs and associated royalties.

  Materials and supplies are valued at the lower of average cost and replacement cost.

  Write-downs of inventory resulting from NRV or net replacement impairments are reported in current period costs.

  viii     Property, plant and equipment and Impairment of property, plant and equipment

  New facilities, plant and equipment are recorded at cost and carried net of depreciation. Mobile and other equipment are depreciated, net of residual value, using the straight-line method, over the estimated productive life of the asset. Productive lives for mobile and other equipment range from two to ten years, but do not exceed the related estimated mine life based on Proven and Probable Reserves. Plant and other facilities, used in carrying out the mine operating plan, are depreciated using the unit-of-production ("UOP") method over a period not to exceed the estimated life of the ore body based on recoverable ounces to be mined from estimated Proven and Probable Reserves. Repairs and maintenance expenditures are expensed as incurred. Expenditures that extend the useful lives of existing facilities or equipment are capitalized and depreciated over the remaining useful life of the related asset.

  Exploration costs are those expenses that are incurred in gathering the information necessary to determine whether a particular property can become a commercially viable operating mine. Exploration costs are those costs incurred to determine whether a property adjacent to a property with Proven and Probable Reserves has Proven and Probable Reserves whether Inferred Resources can be classified as Measured and Indicated Resources or whether Measured and Indicated Resources can be converted to Proven and Probable Reserves. These costs are expensed as incurred. When it has been determined that an exploration property can be economically developed as a result of establishing Proven and Probable Reserves, costs incurred prospectively to develop the property and place it into commercial production are classified as development costs and capitalized as they are incurred until the asset is ready for its intended use.

  Costs incurred in a pit expansion are capitalized and amortized using the UOP method based on recoverable ounces to be mined from estimated Proven and Probable Reserves contained in the pit expansion.

  Production stage mineral interests are depleted over the life of mine using the UOP method based on recoverable ounces to be mined from estimated Proven and Probable Reserves.

  Costs to acquire mineral properties are capitalized and represent the property's fair value at the time it was acquired, either as an individual asset purchase or as part of a business combination.

Page 73    Kinross 2007 annual report

  Interest expense allocable to the cost of developing mining properties and to constructing new facilities is capitalized until assets are ready for their intended use.

  The expected useful lives used in depletion calculations are determined based on the reserves, facts and circumstances associated with the mineral interest. The Company evaluates the Proven and Probable Reserves at least on an annual basis and adjusts the UOP calculation upon which depletion is based to correspond with the reserves life as necessary. Any changes in estimates of useful lives are accounted for prospectively from the date of the change.

  Kinross reviews and evaluates the carrying value of its operating mines, development and exploration properties for impairment whenever events or changes in circumstances indicate that the carrying amounts of related assets or groups of assets might not be recoverable.

  Whenever the total estimated future cash flows on an undiscounted basis of a property is less than the carrying amount of the property, an impairment loss is measured and recorded based on fair values. Future cash flows are based on estimated future recoverable mine production, sales prices, production levels and costs, capital requirements and reclamation and remediation obligations, which are all based on detailed engineering life of mine plans. Future recoverable mine production is determined from Proven and Probable Reserves and Measured, Indicated and Inferred Mineral Resources, net of losses during ore processing and treatment. Cash flow estimates of recoverable production are risk-adjusted to reflect relative geological uncertainty, with Proven and Probable Reserves and Measured and Indicated Resources assigned a lower discount rate and Inferred Resources assigned a higher discount rate. All long-lived assets at a particular operation are combined for purposes of estimating future cash flows.

  Exploration properties are assessed for impairment by comparing the carrying value against the fair value. Fair value is based primarily on values of recent transactions involving sales of similar properties.

  ix       Goodwill and Goodwill impairment

  Business acquisitions are accounted for using the purchase method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition with the excess of the purchase price over such fair value recorded as goodwill. Goodwill is assigned to the reporting units and is not amortized. Goodwill is attributed to the following factors:

  •
  The expected ability of the Company to increase the reserves and resources at a particular mining property based on its potential to develop identified exploration targets existing on the properties which were part of the aquisitions;

  •
  The optionality (real option value associated with the portfolio of acquired mines as well as each individual mine) to develop additional, higher-cost reserves and to intensify efforts to develop the more promising acquired properties and reduce efforts at developing the less promising acquired properties should gold prices change in the future; and

  •
  The going concern value of the Company's capacity to replace and augment reserves through completely new discoveries whose value is not reflected in any of the other valuations.

  Accordingly, in determining the basis of assigning goodwill to reporting units as at the date of acquisition, the value associated with expected additional value attributable to exploration potential is quantified for each reporting unit based on the specific geological attributes of the mineral property and based on market data for similar types of properties. The values associated with optionality and going concern value are not separately computed and accordingly the balance of goodwill is assigned to reporting units using a relative fair value methodology.

  At least on an annual basis, the Company evaluates the carrying amount of goodwill to determine whether events and circumstances have changed from the last evaluation date such that the carrying amount may no longer be recoverable. The Company compares the estimated fair value of reporting units to which goodwill was allocated to the carrying amounts. If the carrying value of a reporting unit were to exceed its estimated fair value, the Company would compare the implied fair value of the reporting unit's goodwill to its carrying amount. Any excess of the carrying value over the fair value is charged to earnings.

Page 74    Kinross 2007 annual report

  Included in property, plant and equipment and mineral properties is value beyond proven and probable reserves ("VBPP") resulting from Kinross' acquisitions. The concept of VBPP is described in FASB Emerging Issues Task Force ("EITF") Issue No .04-3, "Mining Assets: Impairment and Business Combinations," and has been interpreted differently by different mining companies. Kinross' adjustments to property, plant and equipment include VBPP attributable to mineralized material, which includes Measured and Indicated amounts that the Company believes could be brought into production, and Inferred Resources.

  x        Financial instruments and hedging activity

  Financial instruments are measured at fair value on initial recognition of the instrument. Measurement in subsequent periods depends on whether the financial instrument has been classified as "held-for-trading", "available-for-sale", "held-to-maturity", "loans and receivables", or "other financial liabilities" as defined by the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3855 Financial Instruments – Recognition and Measurement ("Section 3855").

  Financial assets and financial liabilities "held-for-trading" are measured at fair value with changes in those fair values recognized in net earnings. Financial assets "available-for-sale" are measured at fair value, with changes in those fair values recognized in OCI except for other-than-temporary impairment which is recorded as a charge to Other income (expense) – net. Financial assets "held-to-maturity", "loans and receivables" and "other financial liabilities" are measured at amortized cost using the effective interest method of amortization.

  Cash and cash equivalents, restricted cash, short-term investments and marketable securities are designated as "held-for-trading" and are measured at fair value. Trade receivables, taxes recoverable and other assets are designated as "loans and receivables". Long-term investments in equity securities are designated as "available-for-sale". Accounts payable and accrued liabilities and long-term debt are designated as "other financial liabilities". The Company's policy is to record financial assets and liabilities net of transaction costs.

  In addition to financial instruments that qualify for hedge accounting, derivative assets and liabilities include derivative financial instruments that do not qualify as hedges, or are not designated as hedges and are classified as "held-for-trading".

  As a requirement under project financing agreements, Kinross acquired derivative financial instrument contracts, including gold and silver forward contracts, and options in the Bema transaction. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking the hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. Hedge effectiveness is assessed based on the degree to which the cash flows from the derivative contracts are expected to offset the cash flows of the underlying position or transaction being hedged. At the time of inception of the hedge and on an ongoing basis, the Company assesses whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. The effective portion of changes in the fair value of derivatives designated as cash flow hedges is recorded in OCI, net of tax, until earnings are affected by the hedged item, with any ineffective portion being included immediately in net earnings.

  Derivative contracts that have been designated as cash flow hedges have been entered into in order to effectively establish prices for future production of metals, to hedge exposure to exchange rate fluctuations of foreign currency denominated settlement of capital and operating expenditures, to establish prices for future purchases of energy or to hedge exposure to interest rate fluctuations. Unrealized gains or losses on these contracts remain in OCI and are included in earnings when the underlying hedged transaction, identified at the contract inception, is completed. The Company has made the policy choice to match the realized gains or losses on contracts designated as cash flow hedges with the hedged expenditures at the maturity of the contracts.

  Realized and unrealized gains or losses associated with designated cash flow hedges which have been terminated or cease to be effective prior to maturity, remain in OCI and are included in earnings in the period in which the underlying hedged transaction is recognized. Gains or losses subsequent to the hedge not qualifying for hedge accounting are included in earnings in the current period.

Page 75    Kinross 2007 annual report

  For hedges that do not qualify for hedge accounting, gains or losses are recorded in income in the current period. Premiums received at the inception of written call options are recorded as a liability. Changes in the fair value of the liability are recognized in current earnings.

  The estimated fair value of all derivative instruments is based on quoted market prices or, in their absence, third-party market indications and forecasts.

  The primary changes in the Company's 2007 accounting policies for financial instruments related to requirements to record certain non-financial contracts at their fair value, to offset transaction costs against long-term debt, and include the foreign currency translation impact of net investments in self-sustaining operations in AOCI.

  Transaction costs are incremental costs that are directly attributable to the acquisition, issue or disposal of a financial instrument. Effective January 1, 2007, the Company began offsetting long-term debt transaction costs against the associated debt and began amortizing these costs using the effective interest method. Previously, these costs were amortized on a straight-line basis over the life of the debt. There was no material impact on the Company's financial statements as a result of this change in policy. In 2007, the impact on net income for the amortization of transaction costs using the effective interest rate method was nominal.

  xi       Stock-based incentive and compensation plans

  The Company's stock-based incentive and compensation plans are comprised of the following plans.

  Employee Share Purchase Plan ("ESPP"): The Company's contribution to the ESPP is recorded as compensation expense on a payroll cycle basis as the employer's obligation to contribute is incurred. The cost of the common shares issued under the ESPP is based on the average of the last twenty trading sessions prior to the end of the quarter.

  Restricted Share Unit Plan: Restricted share units ("RSU") are only settled in equity and are valued using the market value of the underlying stock at the grant date. The Company's compensation expense is recognized on a straight-line basis over the vesting period. Adjustments to compensation expense for employment vesting requirements are accounted for in the period when they occur. On exercise of RSUs, the shares are issued from treasury.

  Deferred Share Unit Plan: Deferred share units ("DSU") are settled in cash and accounted for as a liability as of the grant date based on the market value at the grant date. The value of the liability is re-measured each period based on the current market value of the underlying stock at period end and any changes in the liability are recorded as compensation expense each period.

  Stock Option Plan: The fair value of stock options at the grant date is estimated using the Black-Scholes option pricing model. Compensation expense is recognized on a straight-line basis over the stock option vesting period. Adjustments to compensation expense due to not meeting employment vesting requirements are accounted for based on an estimated forfeiture rate and adjusted to actual on an annual basis.

  xii      Revenue recognition

  Metal sales revenue is recognized when the sales price is fixed and title has passed to the customer.

  xiii     Reclamation and remediation obligations

  The Company records a liability and corresponding asset for estimated costs for future site reclamation and closure. The estimated present value of the asset retirement obligation is reassessed on an annual basis or when new material information becomes available. Increases or decreases to the obligation usually arise due to changes in legal or regulatory requirements, the extent of environmental remediation required or methods of reclamation or cost estimates. The present value of the estimated costs of these changes are recorded in the period in which the change is identified and quantified. Changes to asset retirement obligations related to operating mines are recorded with an offsetting change to the related asset. For properties where mining activities have ceased or are in reclamation, changes are charged directly to earnings. The present value is determined using the Company's credit adjusted risk free interest rate.

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  xiv     Income and mining taxes

  The Company uses the liability method of accounting for income and mining taxes. Under the liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for tax losses and other deductions carried forward. In a business acquisition, the cost of the acquisition is allocated to the assets and liabilities acquired by reference to their fair values at the date of acquisition. Temporary differences that exist between the assigned values and the tax bases of the related assets and liabilities, result in either future income tax liabilities or assets. These future income tax assets and liabilities are treated as identifiable assets and liabilities when allocating the cost of the purchase.

  Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. A reduction in respect of the benefit of a future tax asset, a valuation allowance, is recorded against any future tax asset if it is not likely to be realized. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period in which the change is substantively enacted.

  xv      Earnings (loss) per share

  Earnings (loss) per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the year. Diluted earnings per share is calculated using the treasury method, except the if-converted method is used in assessing the dilution impact of preferred shares. The treasury method, which assumes that outstanding stock options, warrants and restricted share units with an average exercise price below market price of the underlying shares, are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the period. The if-converted method assumes that all shares have been converted in determining fully diluted EPS.

  xvi     Reclassifications

  Certain comparative information has been reclassified to conform to the current year's presentation.

3     Accounting Changes and Recent Pronouncements

  Accounting changes

  (i)
  The Company adopted CICA Handbook Section 1530 "Comprehensive Income" ("Section 1530") on January 1, 2007. A new category, AOCI, has been added to the statement of common shareholders' equity. This category includes unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation amounts, and changes in the fair value of the effective portion of cash flow hedging instruments. The impact on the Company's financial position of adopting Section 1530 is that shareholders' equity increased by $19.9 million at January 1, 2007.

  (ii)
  On January 1, 2007, the Company adopted Section 3855, retroactively, without restatement. The Company's accounting policies for financial instruments are described in Note 2. Under this standard the Company has chosen to record transaction costs on debt financing as a reduction to the carrying value of the associated debt. As a result of adopting Section 3855, the Company recorded the fair value increase in the carrying value of marketable securities of $19.9 million on January 1, 2007.

  (iii)
  The Company adopted CICA Handbook Section 3865 "Hedges" ("Section 3865") retroactively, without restatement on January 1, 2007. This new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed for fair value hedges, cash flow hedges and hedges of a non-functional currency exposure of a net investment in a self-sustaining foreign operation. In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative will be recognized in OCI. The ineffective portion will be recognized in net income. The amounts recognized in OCI will be reclassified to net income in the periods in which net income is affected by the variability in the cash flows of the hedged item.

  (iv)
  In July, 2006, the CICA reissued Handbook Section 1506 "Accounting Changes" which is effective for fiscal years beginning on or after January 1, 2007. Under this standard, voluntary changes in accounting policy are only made to provide more reliable and more relevant information in the financial statements. Changes in accounting policy are applied retrospectively unless doing so is

Page 77    Kinross 2007 annual report

    impracticable or the change in accounting policy is made on initial application of a primary source of CDN GAAP. A change in accounting estimate is generally recognized prospectively and material prior period errors are amended through restatements. New disclosures are required in respect of such accounting changes.

  Recent pronouncements

  (i)
  In February 2007, the CICA issued Section 1535 "Capital Disclosures" which is effective for fiscal years beginning on or after October 1, 2007. This standard requires disclosure of information that enables users of its financial statements to evaluate the entity's objectives, policies and processes for managing capital. The Company will adopt this standard commencing in the 2008 fiscal year.

  (ii)
  In February 2007, the CICA issued Section 3862 "Financial Instruments – Disclosure" ("Section 3862") and Section 3863 "Financial Instruments – Presentation" ("Section 3863"), which are effective for fiscal years beginning on or after October 1, 2007. The objective of Section 3862 is to provide financial statement disclosure to enable users to evaluate the significance of financial instruments for the Company's financial position and performance and the nature and extent of risks arising from financial instruments that the Company is exposed to during the reporting period and at the balance sheet date and how the Company is managing those risks. The purpose of Section 3863 is to enhance the financial statement user's understanding of the significance of financial instruments to the Company's financial position, performance and cash flows. The Company will adopt these standards commencing in the 2008 fiscal year.

  (iii)
  In May 2007, the CICA issued Section 3031 "Inventories" ("Section 3031") that supersedes Handbook Section 3030 to converge Canadian standards with IAS 2, Inventories. This standard requires that: inventories be measured at the lower of cost and net realizable value; the allocation of overhead based on normal capacity; the use of the specific cost method for inventories that are not normally interchangeable or goods and services produced for specific purposes; the use of a consistent cost formula for inventory of a similar nature and use; and the reversal of previous write-downs of inventory to net realizable value, when there is a subsequent increase in the value of inventories. Disclosure requirements will include the Company's policies, carrying amounts, amounts recognized as an expense, write-downs and subsequent reversal of write-downs. The Company will adopt this standard commencing in the 2008 fiscal year and it is not expected to have a significant effect on the Company's financial statements.

4     Acquisitions and Divestitures

  i         Acquisition of Bema Gold Corporation

  On February 27, 2007 ("Acquisition Date"), the Company completed the acquisition of 100% of the outstanding shares of Bema. As this purchase is a business acquisition, with Kinross as the acquirer and Bema as the acquiree, results of operations of Bema are consolidated with those of Kinross commencing on the Acquisition Date. As a result of the purchase, the primary assets that Kinross has acquired are Bema's interests in the Maricunga mine (50%) in Chile, the Julietta mine (90%), and the Kupol gold and silver project (75% less one share) in the Russian Federation and the Cerro Casale property (49%) in Chile.

  In exchange for each Bema share, Bema shareholders received 0.4447 Kinross shares and CDN $0.01. Bema Options were exchanged for Kinross Replacement Options that entitled the holder to acquire Kinross shares on the same basis as the exchange of Bema shares for Kinross shares. Upon exercising Bema Warrants or Bema Convertible Notes, the holders of the warrants or notes will receive 0.4447 of a Kinross share and CDN $0.01, on the same basis as the exchange of Bema shares for Kinross shares.

  Total consideration paid of $2,888.2 million was based on the weighted average price of Kinross shares of $12.23 two days before, the day of, and two days subsequent to the announcement date of November 6, 2006.

Page 78    Kinross 2007 annual report

  The purchase price was calculated as follows:

Common shares issued (216.0 million)	$2,642.1
Cash	4.2
Acquisition costs	38.4
Fair value of options and warrants issued	179.8
Fair value of equity component of convertible debt	23.7

Total purchase price	$2,888.2

  The following table sets forth a preliminary allocation of the purchase price to assets and liabilities acquired, based on preliminary estimates of fair value. The Company's assessment of final valuation estimates is substantially complete in respect of inventories, long-term investments, derivatives and long-term debt. Final valuations of property, plant and equipment, intangible assets, contingencies, deferred income tax assets and liabilities and asset retirement obligations are not yet complete due to the inherent complexity associated with the valuations. This is a preliminary purchase price allocation and therefore subject to adjustment on completion of the valuation process and analysis of resulting tax effects.

Preliminary purchase price allocation
Cash and cash equivalents	$50.0
Accounts receivable and other assets	34.3
Inventories	43.2
Property, plant and equipment (including mineral interests)	1,773.4
Unrealized fair value of derivative assets	11.4
Long-term investments	92.0
Future income and mining tax assets	17.8
Other long-term assets	38.9
Accounts payable and accrued liabilities	(30.7)
Long-term debt, including current portion	(336.0)
Reclamation and remediation obligations, including current portion	(9.9)
Unrealized fair value of derivative liabilities	(220.8)
Future income and mining liabilities	(254.7)
Other long-term liabilities	(0.9)
Non-controlling interest	(17.2)
Goodwill	1,697.4

Total purchase price	$2,888.2

  ii        Disposition of Lupin Mine

  On February 28, 2007, the Company and Wolfden Resources Inc. ("Wolfden") closed the agreement of June 19, 2006 whereby Kinross agreed to sell the Lupin mine in the Territory of Nunavut to Wolfden in exchange for Wolfden assuming certain of the mine's liabilities. Under the terms of this agreement, Wolfden acquired the mine and the related property and Kinross retired the letters of credit and promissory notes related to reclamation obligations at Lupin. Kinross has also agreed to pay up to CAD $1.0 million for reclamation and closing of the tailings facility if the mill is restarted, and up to CAD $4.0 million if the mill is not restarted, provided the work is performed by the end of 2008. Kinross has provided a CAD $3.0 million standby letter of credit to Wolfden in support of this obligation. Kinross has satisfied a term of the agreement whereby it reimbursed Wolfden for CAD $1.7 million of fuel costs in 2007. The agreement also provides that Kinross is to be paid a 1% royalty on future production if the price of gold exceeds $500 per

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  ounce. The disposition resulted in a gain on sale of $6.5 million, which included a provision for potential payments to Wolfden under this agreement.

  iii       Disposition of Haile Mine Assets

  On August 15, 2007, Kinross signed a definitive agreement to sell the assets of its wholly-owned subsidiary, Haile Mining Company Inc., to Romarco Minerals Inc. ("Romarco") and on October 16, 2007, the transaction closed. Romarco purchased the Haile mine assets and assumed various liabilities of the Haile mine including, among others, all environmental, mine closure, rehabilitation and reclamation liabilities and obligations. Kinross received 5,000,000 common shares in Romarco and pursuant to a royalty agreement ("the Royalty Agreement") between Romarco and Kinross, the Company is entitled to receive a royalty based on the proven and probable gold reserves identified in the most current NI 43-101 compliant technical report prepared within two years of closing. Under the terms of the Royalty Agreement, Kinross will receive $3 per ounce for proven and probable gold reserves identified in such technical report in excess of 1.0 million ounces. The Company will receive $5 per ounce for proven and probable gold reserves identified in such technical report in excess of 3.0 million to a maximum of 5.0 million ounces. The disposition resulted in a gain on sale of $1.4 million.

  iv       Ixhuatan Project Option Agreement

  On October 22, 2007, the Company signed a definitive option agreement (the "Option Agreement") with a wholly owned subsidiary of Linear Gold Corp. ("Linear") to earn up to a 70% interest in Linear's Ixhuatan Project, located in Chiapas, Mexico (the "Project"). A $1.0 million transaction fee was paid to Linear upon execution of the Option Agreement. Under the terms of the Option Agreement, the Company will fund $15.0 million of exploration expenditures within a 24 month period, which commenced on October 26, 2007. The Company can earn an initial 60% interest in the Project by making a further cash payment to Linear of $45.0 million, at which time a 60:40 joint venture will be formed to further develop the Project with the Company as the operator. The Company can then increase its interest in the Project to 70% by making an additional payment to Linear of $55.0 million within 90 days of Kinross' Board of Directors approving the construction and development of a mine based on a NI 43-101 compliant feasibility study. If such a production decision is made by the Company's Board of Directors, and the Proven and Probable Gold Reserves and Gold Equivalent Ounce Silver Reserves of the Project as referenced in the feasibility study are greater than 2.0 million ounces, the Company will pay an additional fee of up to $15.0 million to Linear.

  v        Disposition of Bell Creek Mine and Mill

  On December 18, 2007, the PJV sold the Bell Creek Mine and Mill to Lake Shore Gold Corp. The Company recognized a gain of $7.6 million, net of tax of $nil, as its share of the gain on sale.

  vi       Goldcorp Asset Purchase and Sale

  On December 21, 2007, the Company closed the purchase and sale agreement entered into on September 25, 2007 with Goldcorp whereby the Company sold its 31.9% interest in Musselwhite and its 49.0% interest in PJV to Goldcorp. In exchange, the Company acquired Goldcorp's 50% interest in Compania Minera Mantos de Oro ("MDO"), thereby giving the Company a 100% interest in MDO which owns and operates the La Coipa mine in northern Chile. The Company also received a $204.3 million cash payment.

  As a result of this transaction, the acquired non-monetary assets have been recorded at fair value and a gain on the disposition of Musselwhite and PJV of $138.3 million was recorded.

Page 80    Kinross 2007 annual report

  The purchase price of $350.3 million was calculated as the estimated fair value of the La Coipa mine and associated property plus cash consideration from Goldcorp of $204.3 million, including closing adjustments.

Preliminary purchase price allocation
Cash and cash equivalents	$227.3
Inventories	12.5
Other net liabilites	(39.5)
Property, plant and equipment (including mineral interests)	86.4
Land	10.6
Goodwill	53.0

Total purchase price	$350.3

  vii      Disposition of Kubaka

  On October 26, 2007, the Company announced that its wholly-owned subsidiary, Kinam Magadan Gold Corporation ("Kinam Magadan"), had entered into a Memorandum of Understanding with OAO Polymetal ("Polymetal") in which Polymetal agreed to purchase all of the shares held by Kinam Magadan in OAO Omolon Gold Mining Company ("Omolon"). The shares represent an approximate 98.1% interest in Omolon whose assets include the Kubaka gold mine and related mining licenses, located in the Magadan Region in the far east of the Russian Federation. The purchase price was $15.0 million, plus a variable royalty on future production from Kubaka gold mine properties, subject to certain terms and conditions. This transaction closed on January 25, 2008. See subsequent events Note 21 for additional details. The Kubaka gold mine ceased mining operations in 2005.

  As a result of this transaction, the Company's interest in Omolon at December 31, 2007 has been classified as assets held for sale and its results have been included in the Corporate and other segment. On January 25, 2008, the sale was completed. See subsequent events Note 21 for further discussion.

  viii     Acquisition of Crown Resources Corporation

  On August 31, 2006, Kinross completed the acquisition of 100% of the issued and outstanding shares of Crown Resources Corporation ("Crown") which owned the Buckhorn Property ("Buckhorn") located in north central Washington State. Consideration paid was 0.32 of a common share of Kinross for each outstanding common share of Crown.

  On January 7, 2004, the Company had acquired 511,640 shares of Crown in a private placement for $1.0 million. On May 15, 2005, the Company had purchased a $10.0 million convertible debenture from Crown. The debenture was convertible into 5.8 million common shares of Crown and had accrued interest receivable of $0.5 million. Consideration paid by Kinross also included the value of the Company's prior interest in Crown, totaling $11.5 million.

Page 81    Kinross 2007 annual report

  The following table reflects the purchase price allocation for the acquisition of Crown:

The purchase price was calculated as follows:
Fair value of Kinross common shares issued to acquire 100% of Crown (14.6 million shares)	$205.4
Acquisition costs	2.7
Company's previous ownership interest in Crown	11.5

Total purchase price	$219.6

The purchase price was allocated as follows:
Current assets	$0.1
Property, plant and equipment(a)	219.8
Other long-term assets	0.1
Current liabilities	(0.3)
Reclamation and remediation obligations	(0.1)

Total purchase price	$219.6

  (a)
  Property, plant and equipment includes mineral interests

  ix       Disposition of New Britannia Mine

  The Company completed the sale of its 50% interest in the New Britannia mine to Pegasus Mines Limited ("Pegasus") on December 22, 2006. Pegasus, Piper Capital Inc. ("Piper") and Garson Resources Ltd ("Garson") had entered into a joint venture agreement in order to purchase Kinross' investment in the New Britannia mine. Consideration received by the Company consisted of 8,960,794 shares of Garson and 10,012,277 shares of Piper, representing a 19.9% interest in each of Piper's and Garson's issued and outstanding share capital. The fair value of the consideration received at the date of the transaction was estimated at CAD $5.1 million.

  As part of the transaction, Pegasus replaced Kinross' environmental letter of credit for CAD $1.9 million issued to the Government of Manitoba and issued to the Company an additional letter of credit for CAD $3.9 million that the Company can draw upon in the event that the Government authorities impose any closure liability or obligation in respect to the property upon Kinross. On each anniversary of this sale transaction, Pegasus shall increase the current amount of the letter of credit by the increase in the Canadian Consumer Price Index for the previous 12 months. The letter of credit is refundable to Pegasus should the mine go into commercial production. Kinross has the right to purchase 60% of the joint venture assets, provided Pegasus completes a feasibility study that identifies a deposit containing at least 3.0 million ounces of gold resources. The Company realized a gain of $8.9 million on the disposition of this property.

  x        Katanga

  The Company held 35% of the shares of Kinross Forrest Ltd. ("KF Ltd.") acquired in 2004. During 2005, the Company sold 23.33% of the shares recognizing a gain or $4.7 million. In 2006, the Company received 5,751,500 shares of Katanga Mining Ltd. ("Katanga"), formerly named Balloch Resources Ltd. ("Balloch"). In 2006, Kinross sold the 5,751,500 shares of Katanga, recognizing a gain of $31.3 million. See Note 19 for additional details.

  xi       Disposition of Blanket Mine

  On July 5, 2006, the Company disposed of its interest in the Blanket mine to Caledonia Mining Corporation ("Caledonia") in exchange for 20.0 million shares of Caledonia. During 2001, Kinross wrote down its investment in the Blanket mine property and discontinued its consolidation in 2002. As a result of the transaction, the Company recorded a gain on disposition of $2.9 million, equivalent to the fair value of the shares of Caledonia received at the date of the transaction.

  xii      Disposition of Aquarius

  On May 10, 2006, the Company closed the sale of the Aquarius property to St Andrew Goldfields ("St Andrew") in exchange for 100.0 million common shares and 25.0 million common share purchase warrants of St Andrew for a total fair value of $14.4 million, resulting in a gain on sale of $0.1 million. The Aquarius property was written down to its net fair value of $14.3 million during 2005, which included $15.2 million in mineral interests and the related $0.9 million reclamation and remediation obligation.

Page 82    Kinross 2007 annual report

5     Consolidated Financial Statement Details

  Consolidated Balance Sheets

  i         Accounts receivable and other assets

		2007	2006

Trade receivables		$16.0	$6.6
Taxes recoverable		47.2	11.2
Prepaid expenses		17.0	4.8
Other		17.2	15.5
Asset held for sale	Note 4(vii)	(2.2)	–

		$95.2	$38.1

  ii        Inventories

		2007	2006

Ore in stockpiles(a)		$56.0	$36.2
Ore on leach pads(a)(b)		33.3	15.8
In-process		8.0	9.3
Finished metal		43.0	19.6
Materials and supplies		151.2	50.0

		291.5	130.9
Long-term portion of ore in stockpiles and ore on leach pads(a)		(42.8)	(31.4)

		$248.7	$99.5

Asset held for sale	Note 4(vii)	$(5.9)	$–

		$242.8	$99.5

  (a)
  Ore in stockpiles and ore on leach pads includes low-grade material not scheduled for processing within the next twelve months and is included in deferred charges and other long-term assets on the consolidated balance sheets. See deferred charges and other long-term assets, Note 5 (vi).
  (b)
  Ore on leach pads at December 31, 2007, relates to the Company's Maricunga and 50% owned Round Mountain mines. Based on current mine plans, the Company expects to place the last tonne of ore on its leach pads at Round Mountain in 2015 and at Maricunga in 2024.

Page 83    Kinross 2007 annual report

  iii       Property, plant and equipment

		December 31, 2007			December 31, 2006
		Cost(b)	Accumulated Depreciation	Net Book Value	Cost(b)	Accumulated Depreciation	Net Book Value

Property, plant and equipment(a)
Producing properties
Straight line depreciation basis		$229.6	$(114.6)	$115.0	$196.2	$(105.0)	$91.2
Units of production depreciation basis(c)		1,373.1	(636.0)	737.1	1,133.1	(676.6)	456.5

		$1,602.7	$(750.6)	$852.1	$1,329.3	$(781.6)	$547.7

Mineral Interests
Producing properties		$976.5	$(215.4)	$761.1	$923.8	$(216.7)	$707.1
Development properties(d)		1,757.5	–	1,757.5	–	–	–
Exploration properties		105.6	–	105.6	76.2	–	76.2

		$2,839.6	$(215.4)	$2,624.2	$1,000.0	$(216.7)	$783.3

Total property, plant and equipment		$4,442.3	$(966.0)	$3,476.3	$2,329.3	$(998.3)	$1,331.0

Asset held for sale	Note 4(vii)	$(272.8)	$272.8	$–	$–	$–	$–
Total property, plant and equipment		$4,169.5	$(693.2)	$3,476.3	$2,329.3	$(998.3)	$1,331.0

  (a)
  Capitalized interest included within property, plant and equipment was $31.4 million and $3.7 million during the years ended December 31, 2007 and December 31, 2006, respectively. Interest capitalized during the year ended December 31, 2007 is related to capital expenditures at Fort Knox, Round Mountain, Kupol, Kettle River and Paracatu and for the year ended December 31, 2006 is related to Fort Knox, Round Mountain and Paracatu.
  (b)
  Cost includes adjustments for the impairment in the carrying value of property, plant and equipment. See Note 5 (viii) for details.
  (c)
  Included in producing properties is $211.1 million (2006 – $26.8 million) related to assets that are not being depreciated.
  (d)
  The amount allocated to development properties relates to assets that are not being depreciated.

  The following table shows capitalized stripping for the years ended December 31, 2007 and 2006:

	December 31, 2007			December 31, 2006
	Round Mountain	Fort Knox	Total	Round Mountain	Fort Knox	Total

Balance, at January 1,(a)	$18.5	$33.5	$52.0	$1.1	$–	$1.1
Additions	26.1	16.6	42.7	17.4	37.9	55.3
Amortization(b)	–	(18.2)	(18.2)	–	(4.4)	(4.4)

Balance, end of period	$44.6	$31.9	$76.5	$18.5	$33.5	$52.0

  (a)
  The opening balance in 2006 relates to the Round Mountain pit expansion that was commenced in late 2005.
  (b)
  Amortization of capitalized stripping costs uses the UOP method based on reserves that have not yet been produced that will benefit directly from the stripping activity.

Page 84    Kinross 2007 annual report

  iv       Goodwill

  The Goodwill allocated to the Company's reporting units and included in the respective operating segment assets is shown in the table below:

	2006			2007
	December 31, 2005	Reduction in goodwill	December 31, 2006	Additions	Reduction in goodwill	December 31, 2007

Operating segments
Round Mountain(a)	$86.5	$(27.8)	$58.7	$–	$–	$58.7
Paracatu	65.5	–	65.5	–	–	65.5
La Coipa(c)	71.4	–	71.4	53.0	–	124.4
Kettle River	20.9	–	20.9	–	–	20.9
Crixás	38.0	–	38.0	–	–	38.0
Musselwhite(b)	29.0	–	29.0	–	(29.0)	–
Bema acquisition(c)	–	–	–	1,697.4	–	1,697.4
Other operations	9.9	–	9.9	–	–	9.9

Total	$321.2	$(27.8)	$293.4	$1,750.4	$(29.0)	$2,014.8

  (a)
  As a result of utilizing tax loss benefits acquired with the Round Mountain operation, a portion of goodwill has been reduced.
  (b)
  On December 21, 2007, Musselwhite was sold as part of the asset swap with Goldcorp as described in Note 4 (vi) Acquisitions and divestitures.
  (c)
  Additions to goodwill related to the Bema acquisition and the asset purchase and sale with Goldcorp are based on a preliminary purchase price allocation. Additions to goodwill on the Bema acquisition have not yet been allocated to specific properties.

  There were no additions to Goodwill during the year ended December 31, 2006.

  v        Long-term investments

  Long-term investments of $127.7 million includes $75.1 million (2006 – $nil) of investments accounted for using the equity method and $52.6 million of investments classified as available for sale, for which associated unrealized gains or losses recorded in OCI. The equity-accounted for investments were acquired as part of the Bema acquisition and the acquisition cost reflected the fair value as of the Acquisition Date. During the year ended December 31, 2007, there was a net increase in long-term investments of $101.9 million. This is largely the result of additions acquired in the Bema acquisition. A transition gain of $19.9 million was recorded in OCI on January 1, 2007. During 2007, the Company sold certain long-term investments with a book value of $15.9 million for net proceeds of $44.4 million (2006 – net proceeds of $33.7 million; book value of $0.8 million).

	December 31, 2007		December 31, 2006
Available for sale investments	Fair Value	Gains (losses) in OCI	Fair Value

Securities in an unrealized gain position	$51.0	$11.8	$43.6
Securities in an unrealized loss position	1.6	–	2.1

	$52.6	$11.8	$45.7

	December 31, 2007
Investment in shares carried on an equity basis	Cost	Market Value	% Ownership

Victoria Resources Corporation	$24.3	$35.6	27%
Pamodzi Gold Limited	22.3	22.9	28%
Consolidated Puma Minerals Corp.	27.3	29.2	35%
Rolling Rock Resources Corporation	1.2	1.2	22%

	$75.1	$88.9

Page 85    Kinross 2007 annual report

  The following are the most significant investment dispositions completed by the Company during 2007 fiscal year:

  Anatolia Minerals

  On September 24, 2007, the Company sold 7,030,887 shares of Anatolia Minerals Development Ltd. for cash proceeds of $40.6 million, which resulted in a gain of $30.7 million.

  St Andrew Goldfields

  On September 25 and 26, 2007, the Company sold 2,116,500 shares and 2,898,200 shares, respectively, of St Andrew for cash proceeds of $3.1 million, which resulted in a loss of $2.0 million.

  vi       Deferred charges and other long-term assets

		2007	2006

Long-term ore in stockpiles and on leach pads(a)		$42.8	$31.4
Deferred charges, net of amortization		0.1	3.8
Long-term receivables		38.1	13.2
Advances on the purchase of capital equipment		54.6	22.6
Deferred acquisition costs and other		4.4	9.9
Asset held for sale	Note 4(vii)	(3.7)	–

		$136.3	$80.9

  (a)
  Ore in stockpiles represents low-grade material in ore in stockpiles and ore on leach pads not scheduled for processing within the next 12 months at the Company's Fort Knox and Maricunga mines and its proportionate share of stockpiled ore at Round Mountain (2006 – Fort Knox, Kettle River, Round Mountain and the PJV).

  vii      Accounts payable and accrued liabilities(a)

	2007	2006

Trade payables	$89.2	$49.1
Accrued liabilities	88.7	60.9
Employee related accrued liabilities	33.4	18.6
Taxes payable	78.0	17.9
Accruals related to acquisition	–	1.3
Other accruals	0.8	13.2

	$290.1	$161.0

  (a)
  Accounts payable and accrued liabilities are classified as financial liabilities, measured at amortized cost.

Page 86    Kinross 2007 annual report

  Consolidated Statements of Operations

  viii     Impairment charges

  The Company reviews the carrying values of its property, plant and equipment whenever events or changes in circumstances indicate that the carrying amounts of related assets or groups of assets might not be recoverable. The carrying value of goodwill is reviewed at least once each fiscal year.

  The following is a summary of impairment charges recorded during the fiscal years ended December 31, 2007, 2006 and 2005:

	2007	2006	2005

Goodwill impairment	$–	$–	$8.7
Impairment of property, plant and equipment
Aquarius(a)	–	–	30.1
Fort Knox(b)	–	–	141.8

Impairment of property, plant and equipment	–	–	171.9

	$–	$–	$180.6

  (a)
  In December 2005, the Company agreed to sell its interest in the Aquarius project in Timmins, Ontario to St Andrew for 100.0 million shares and 25.0 million warrants of St Andrew. As a consequence, the asset was written down to fair value less selling costs resulting in an impairment of property, plant and equipment of $30.1 million and goodwill of $6.7 million was recorded during 2005. See "Gain (loss) on sale of assets and investments – net" section within this note.
  (b)
  During the fourth quarter of 2005, the Company conducted a strategic assessment of the Fort Knox operation in light of higher electricity and fuel costs, the metallurgical performance at the True North site and the slope stability issues at the southwest wall of the pit. As a result of the review, reserves at True North and Gil were reclassified from reserves to resources and the Company also elected to withdraw from the Ryan Lode project, which had previously been included in reserves, resulting in an overall write-down of $141.8 million.

  ix       Other income (expense) – net

		2007	2006	2005

Other receivable(a)		$–	$–	$(3.4)
Long-term investments(b)(c)		(1.3)	(10.5)	$(0.7)
Gain on sale of assets and investments – net	Note 5(x)	184.6	47.4	6.0
Interest income and other		15.2	7.1	7.0
Interest expense(d)		(6.8)	(6.9)	(6.8)
Foreign exchange losses		(36.4)	(9.5)	(14.0)
Non-hedge derivative gains (losses)		34.3	–	(3.2)

		$189.6	$27.6	$(15.1)

  (a)
  During the fourth quarter of 2005, the Company wrote-down a long-term, tax-related receivable of $3.4 million.
  (b)
  During the fourth quarter of 2007, the Company determined that the decline in the market value of its holdings in Rolling Rock Resources Corporation, which was acquired as part of the Bema acquisition, was other-than-temporary. As a result, a charge of $1.3 million was recorded against long-term investments.
  (c)
  During the fourth quarter of 2006, Kinross determined that the decline in the market values of its holdings of St Andrew shares and warrants and Caledonia shares were other-than-temporary. As a result, the Company recorded a charge against long-term investments of $10.5 million.
  (d)
  During 2007, $31.4 million (2006 — $3.7 million) of interest was capitalized to property, plant and equipment. See Note 5 (iii).

Page 87    Kinross 2007 annual report

  x        Gain (loss) on sale of assets and investments – net

  The following is a summary of the gains (losses) on the sale of assets and investments – net, during the fiscal years ended December 31, 2007, 2006 and 2005:

	2007	2006	2005

Investments:
Anatolia Minerals Development Ltd.	$30.7	$–	$–
St Andrew Goldfields	(2.0)	–	–
Bolder Limited Opportunity Partnership	–	1.6	–
Katanga Mining Inc.(b)	–	31.3	–
Kinross Forrest(b)	–	–	4.7
Marketable securities and other	–	–	0.6
Assets:
Goldcorp asset purchase and sale(a)	$138.3	$–	$–
Haile mine(a)	1.4	–	–
Lupin mine(a)	6.5	–	–
Bell Creek mine	7.6
New Britannia mine(a)	–	8.9	–
Blanket mine(a)	–	2.9	–
George/Goose Lake property(a)	–	1.6	–
Other	$2.1	$1.1	$0.7

	$184.6	$47.4	$6.0

  (a)
  See Note 4, Acquisitions and divestitures.
  (b)
  Shares of Kinross Forrest were exchanged for shares of Katanga Mining Inc. See Related party Note 19 for further discussion.

  Supplemental cash flow information

  xi       Cash and cash equivalents

	2007	2006	2005

Cash on hand and balances with banks	$69.0	$26.7	$33.4
Short-term deposits	482.3	127.4	64.2

	$551.3	$154.1	$97.6

  xii      Interest and income taxes paid

	2007	2006	2005

Interest	$30.1	$10.1	$7.9
Income taxes	$21.4	$11.0	$7.3

Page 88    Kinross 2007 annual report

6     Accumulated Other Comprehensive Income (Loss)

	December 31, 2007	December 31, 2006

Accumulated other comprehensive income (loss):
Changes in fair value of investments(a)(b)	$31.7	$–
Accumulated OCI related to investments sold(c)	(15.3)	–

	$16.4	$–
Financial derivatives:
Changes in fair value of financial derivatives(d)	(107.3)	–
Accumulated OCI related to derivatives settled(e)	(14.2)	–

	$(121.5)	$–
Currency translation adjustment on equity investments(f)	7.0	(1.2)

Accumulated other comprehensive income (loss), end of the year	$(98.1)	$(1.2)

  (a)
  As a result of adopting Section 1530, "Comprehensive Income" on January 1, 2007 an adjustment to record unrealized gains on long-term investments of $19.9 million was recorded as at January 1, 2007 and is included in changes in fair value of investments.
  (b)
  Net of tax of $2.1 million (2006 – $nil)
  (c)
  Net of tax of $nil (2006 – $nil)
  (d)
  Net of tax of $4.1 million (2006 – $nil)
  (e)
  Net of tax of $1.7 million (2006 – $nil)
  (f)
  Net of tax of $nil (2006 – $nil)

7     Joint Venture Interests

  The Company conducts a portion of its business through joint ventures where the venturers are bound by contractual arrangements establishing joint control over the ventures. The Company records its proportionate share of assets, liabilities, revenue and operating costs of the joint ventures.

  As at December 31, 2007, the Company had interests in two joint venture projects after consideration of the disposal of the Company's interests in PJV and Musselwhite in 2007 and the New Britannia mine in 2006 (see Note 4 – Acquisitions and divestitures).

Page 89    Kinross 2007 annual report

  The following tables contain selected financial information on Kinross' share of participation for each of its participating joint ventures for the years ended December 31, 2007, 2006 and 2005.

	Round Mountain	Porcupine	Musselwhite	Crixás	Total
Joint venture interests – 2007(a)	(i)	(ii)	(iii)	(vi)

Metal sales	$208.2	$93.3	$47.1	$66.2	$414.8
Cost of sales	94.9	66.9	32.6	24.9	219.3
Accretion and reclamation expense	0.6	1.7	0.2	0.1	2.6
Depreciation, depletion and amortization	6.2	10.3	9.9	9.9	36.3
Exploration and business development	1.4	5.1	0.9	1.1	8.5
Other operating costs	–	0.2	–	0.7	0.9

Operating earnings (loss)	$105.1	$9.1	$3.5	$29.5	$147.2

Current assets	$26.7	$–	$–	$24.1	$50.8
Property, plant and equipment	102.8	–	–	46.5	149.3
Goodwill	58.7	–	–	38.0	96.7
Deferred charges and other long-term assets	10.3	–	–	0.5	10.8

	198.5	–	–	109.1	307.6

Current liabilities	23.2	–	–	14.7	37.9
Long-term liabilities	20.8	–	–	20.7	41.5

	44.0	–	–	35.4	79.4

Net investment in joint ventures	$154.5	$–	$–	$73.7	$228.2

Cash flow provided from (used in):
Operating activities	$108.2	$10.7	$9.8	$28.9	$157.6
Investing activities	$(40.1)	$(15.6)	$(12.1)	$(11.1)	$(78.9)
Financing activities	$–	$–	$–	$–	$–

  (a)
  As part of the Bema acquisition (see Note 4 – Acquisitions and divestitures), the Cerro Casale exploration property in Chile is now owned 49% by Kinross. Kinross and Barrick Gold Corporation ("Barrick") are in the process of negotiating a more definitive shareholders' agreement that will cover the Cerro Casale joint venture. Financial data for Cerro Casale has not been included in the table above as the purchase price allocation has not yet been finalized.

Page 90    Kinross 2007 annual report

	Round Mountain	Porcupine	Mussel- white	New Britannia	La Coipa	Crixás	Maricunga	Total
Joint venture interests – 2006	(i)	(ii)	(iii)	(iv)	(v)	(vi)	(vii)

Metal sales	$211.7	$97.5	$43.0	$1.9	$94.0	$57.0	$69.7	$574.8
Cost of sales	99.4	59.9	31.9	0.6	47.6	17.7	39.3	296.4
Accretion and reclamation expense	1.7	2.0	0.2	0.2	0.9	0.2	(1.0)	4.2
Depreciation, depletion and amortization	11.9	11.8	10.4	–	16.9	11.2	7.0	69.2
Exploration and business development	5.0	4.9	1.7	–	2.0	1.5	1.8	16.9
Other operating costs	–	0.3	–	–	1.5	0.2	0.5	2.5

Operating earnings (loss)	$93.7	$18.6	$(1.2)	$1.1	$25.1	$26.2	$22.1	$185.6

Current assets	$21.2	$7.3	$3.6	$–	$42.2	$17.2	$26.6	$118.1
Property, plant and equipment	69.2	95.2	80.6	–	62.6	40.7	69.0	417.3
Goodwill	58.7	–	29.0	–	71.4	38.0	–	197.1
Deferred charges and other long-term assets	8.2	5.2	–	–	1.0	0.1	20.8	35.3

	157.3	107.7	113.2	–	177.2	96.0	116.4	767.8

Current liabilities	21.6	10.2	4.1	0.1	21.9	12.2	9.5	79.6
Long-term liabilities	20.9	24.1	2.6	–	13.9	16.0	10.1	87.6

	42.5	34.3	6.7	0.1	35.8	28.2	19.6	167.2

Net investment in joint ventures	$114.8	$73.4	$106.5	$(0.1)	$141.4	$67.8	$96.8	$600.6

Cash flow provided from (used in):
Operating activities	$111.3	$31.3	$11.6	$1.5	$41.2	$34.8	$21.9	$253.6
Investing activities	$(28.3)	$(19.4)	$(4.7)	$2.8	$(7.7)	$(7.8)	$(4.7)	$(69.8)
Financing activities	$–	$–	$–	$–	$–	$–	$(8.8)	$(8.8)

Page 91    Kinross 2007 annual report

	Round Mountain	Porcupine	Mussel- white	New Britannia	La Coipa	Crixás	Maricunga	Total
Joint venture interests – 2005	(i)	(ii)	(iii)	(iv)	(v)	(vi)	(vii)

Metal sales	$164.0	$80.8	$34.9	$0.8	$60.3	$41.5	$14.6	$396.9
Cost of sales	93.7	50.7	26.4	0.8	45.4	14.1	9.6	240.7
Accretion and reclamation expense	1.8	11.8	0.1	3.3	0.4	0.1	0.2	17.7
Depreciation, depletion and amortization	39.5	14.8	12.5	–	15.8	12.3	0.2	95.1
Exploration and business development	2.4	3.5	1.6	–	1.1	0.3	–	8.9
Impairment charges	–	–	2.0	–	–	–	–	2.0
Other operating costs	–	0.9	–	0.9	–	–	2.9	4.7

Operating earnings (loss)	$26.6	$(0.9)	$(7.7)	$(4.2)	$(2.4)	$14.7	$1.7	$27.8

Current assets	$26.3	$10.0	$4.1	$0.1	$13.3	$12.6	$15.3	$81.7
Property, plant and equipment	55.6	88.0	86.3	–	70.6	45.3	72.4	418.2
Goodwill	86.5	–	29.0	–	71.4	38.0	–	224.9
Deferred charges and other long-term assets	6.2	5.3	0.1	–	0.7	0.3	–	12.6

	174.6	103.3	119.5	0.1	156.0	96.2	87.7	737.4

Current liabilities	20.8	10.0	2.0	–	12.4	2.8	16.3	64.3
Long-term liabilities	23.2	25.0	2.7	3.2	14.0	20.6	13.7	102.4

	44.0	35.0	4.7	3.2	26.4	23.4	30.0	166.7

Net investment in joint ventures	$130.6	$68.3	$114.8	$(3.1)	$129.6	$72.8	$57.7	$570.7

Cash flow provided from (used in):
Operating activities	$66.0	$20.6	$6.9	$(3.7)	$9.9	$25.8	$(5.0)	$120.5
Investing activities	$(5.9)	$(24.7)	$(5.7)	$0.3	$(4.7)	$(6.1)	$(26.2)	$(73.0)
Financing activities	$–	$–	$–	$–	$–	$–	$3.6	$3.6

  i         Round Mountain

  The Company owns a 50% interest in the Smoky Valley Common Operation joint venture, which owns the Round Mountain mine, located in Nye County, Nevada, U.S.A. Under the joint venture agreement between the Company and Barrick, the Company is the operator.

  The Management Committee of the joint venture represents the joint venture partners, authorizes annual programs and budgets and approves major transactions prior to execution by site management. The joint venture owners are entitled to their pro-rata share of production and are obliged to make their pro-rata share of contributions as requested.

  ii        Porcupine

  As discussed in Note 4, the Company's 49% interest in the PJV in the Timmins area of Ontario, Canada was sold to Goldcorp on December 21, 2007. The operator under the PJV agreement was Goldcorp. Goldcorp acquired its interest in PJV from Barrick in 2006. Results of operations of PJV reflect the Company's interest up to December 21, 2007.

Page 92    Kinross 2007 annual report

  The Management Committee of the PJV approved annual programs and budgets, and authorized major transactions prior to execution by site management. The PJV participants were entitled to their pro-rata share of production and were obliged to make their pro-rata share of contributions as requested.

  iii       Musselwhite

  As discussed in Note 4, the Company's 31.9% interest in the Musselwhite joint venture, located in northwestern Ontario, Canada, was sold to Goldcorp on December 21, 2007. Under the joint venture agreement, Goldcorp was the operator, having acquired its interest in Musselwhite from Barrick in 2006. Results of operations of Musselwhite reflect the Company's interest up to December 21, 2007.

  The Management Committee of the joint venture approved annual programs and budgets, and authorized major transactions prior to execution by site management. The joint venture participants were entitled to their pro-rata share of production and were obliged to make their pro-rata share of contributions as requested.

  iv       New Britannia

  As discussed in Note 4, the Company's interest in the New Britannia mine was sold on December 22, 2006. Until that time, the Company owned a 50% interest in the New Britannia joint venture and was appointed the operator under the joint venture agreement.

  The Management Committee of the joint venture approved annual programs and budgets, and authorized major transactions prior to execution by site management. The joint venture participants were entitled to their pro-rata share of production and were obliged to make their pro-rata share of contributions as requested. Kinross funded all of the reclamation and closure costs. Kinross sold all of the production from the mine, and on an annual basis, was entitled to apply its partner's share of any operating surplus against the outstanding balance of the loan. Both partners were required to fund their pro-rata share of any annual operating deficit.

  v        La Coipa

  As discussed in Note 4, as of December 21, 2007, the Company completed its purchase of the remaining 50% interest in MDO, a Chilean mining company. MDO owns the La Coipa mine, located in central Chile. Under the joint venture agreement, Goldcorp had been the operator of the mine, having acquired its interest in MDO from Barrick in 2006. Results of operations of La Coipa reflect the Company's 50% interest up to December 21, 2007 and 100% thereafter.

  The Board of Directors of MDO approved annual programs and budgets and authorized major transactions prior to execution by site management. The joint venture participants were entitled to their pro-rata share of profits in the form of distributions and were obliged to make their pro-rata share of contributions if required.

  vi       Crixás

  The Company owns a 50% interest in Mineracao Serra Grande, S.A. ("MSG"), which owns the Crixás mine, located in central Brazil. Under the joint venture agreement, a wholly owned subsidiary of AngloGold Ashanti Limited ("AngloGold") is the operator.

  The Board of Directors of MSG approves annual programs and budgets, and authorizes major transactions prior to execution by site management. The joint venture participants are entitled to their pro-rata share of profits in the form of distributions and are obliged to make their pro-rata share of contributions if required.

  vii      Maricunga

  The Company owned a 50% interest in Compania Minera Maricunga ("CMM"), a Chilean mining company that owns the Maricunga mine located in central Chile. As a result of the acquisition of Bema, which held the remaining 50% interest in CMM, on February 27, 2007, the Company now holds a 100% interest in CMM. See Note 4 Acquisitions and divestitures, for further discussion.

Page 93    Kinross 2007 annual report

  The Company is operator of the Maricunga mine and provides services to CMM in exploration, mining development, and operations on the Maricunga Project Properties and the Maricunga mine.

  The Board of Directors of CMM approves annual budgets, approves distributions and authorizes major transactions prior to execution by site management.

8     Financial Instruments

  The Company manages its exposure to changes in currency exchange rates, energy and interest rates by periodically entering into derivative financial instrument contracts in accordance with the formal risk management policy approved by the Company's Board of Directors. The Company has gold and silver derivative instruments acquired with the Bema acquisition, primarily related to Kupol financing requirements. All of the Company's hedges are cash flow hedges. The Company will apply hedge accounting whenever hedging relationships exist and have been documented.

  Gold and silver price risk management

  From time to time, the Company may use spot deferred contracts and fixed forward contracts to hedge against the risk of falling prices for a portion of its forecasted metal sales. The Company may sell call options as part of its overall strategy of managing the risk of changing gold and silver prices or purchase put options to protect against the risk of falling prices.

  The Company may also assume derivative contracts as part of a business acquisition or they may be required under financing arrangements. As a result of the acquisition of Bema in February 2007, the Company has assumed gold and silver forward sales contracts, call options, and put options, primarily due to requirements related to the Kupol project financing.

  Foreign currency risk management

  The Company is primarily exposed to currency fluctuations relative to the U.S. dollar on expenditures that are denominated in Canadian dollars, Russian Federation roubles, Chilean pesos and Brazilian reais. This risk is reduced, from time to time, through the use of foreign exchange forward contracts to lock in the exchange rates on future foreign currency denominated cash outflows. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. The Company does not actively manage this exposure. During 2007, the Company has entered into forward contracts to purchase the Brazilian real and the Canadian dollar as part of this risk management strategy.

  Credit risk management

  Credit risk relates to accounts receivable and derivative contracts and arises from the possibility that any counterparty to an instrument fails to perform. The Company only transacts with highly-rated counterparties and a limit on contingent exposure has been established for any counterparty based on that counterparty's credit rating. As at December 31, 2007, the Company's gross credit exposure was $27.5 million (2006 – $nil).

  Interest rate risks

  The Company is exposed to interest rate risk on its variable rate debt. As a result of the acquisition of Bema in February 2007, the Company assumed an interest rate swap, an interest rate cap and interest rate floor contract.

  Energy

  The Company is exposed to changes in crude oil prices through its consumption of diesel fuel and the price of electricity in some electricity supply contracts. During 2007, the Company entered into forward contracts that establish the price for some of the Company's diesel fuel consumption and manage the risk of fuel price increases. Diesel fuel is consumed in the operation of mobile equipment and electricity generation.

Page 94    Kinross 2007 annual report

  Fair values of financial instruments

  Carrying values for primary financial instruments, including cash and cash equivalents, short-term investments and other accounts receivable, marketable securities, accounts payable and accrued liabilities, approximate fair values due to their short-term maturities. The carrying value for long-term debt other than capital leases approximates fair value primarily due to the floating rate nature of the debt instruments.

  Fair value estimates for derivative contracts are based on quoted market prices for comparable contracts and represent the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the market rates in effect at the balance sheet date.

	Asset/ (Liability) Acquired February 27, 2007	Fair Value December 31, 2007	AOCI(c) December 31, 2007

Interest rate contracts
Interest rate swap	$1.1	$(3.3)	$(3.4)

	$1.1	$(3.3)	$(3.4)

Currency contract
Foreign currency forward contracts(a)	$–	$24.0	$21.4

	$–	$24.0	$21.4

Commodity contracts
Gold and silver forward contracts(b)	$(91.0)	$(278.1)	$(139.5)
Gold and silver call options sold	(127.9)	(13.7)	–
Gold and silver put options bought	10.3	–	–
Silver lease rate swap	(1.9)	3.5	–

	$(210.5)	$(288.3)	$(139.5)

Total all contracts	$(209.4)	$(267.6)	$(121.5)

  (a)
  Included in the amount recorded in earnings in the year ended December 31, 2007, is a net gain of $0.1 million (December 31, 2006 – $nil), that relates to the ineffective portion of foreign currency forward contracts and is recorded in other income (expense) – net. The amount recorded in accumulated other comprehensive income will be reclassified to net earnings within the next 12 months as a result of settling the contracts.
  (b)
  Included in amounts recorded in earnings is a net loss of $8.2 million relating to the ineffective portion of gold and silver forward contracts recorded in other income (expense) – net, for the year ended December 31, 2007 (December 31, 2006 – $nil). The amounts recorded in AOCI will be reclassified to net earnings as the contracts settle between 2008 and 2012.
  (c)
  AOCI refers to accumulated other comprehensive income (loss).

  Interest rates

  As part of the Kupol project financing, the Company has hedged its exposure to rising interest rates by entering into an interest rate swap, and purchasing an interest rate cap, which was financed by selling an interest rate floor. The Company has contracted to pay a fixed rate of interest of 4.4975% and receive a floating rate of interest on an interest rate swap with a notional amount that varies from $4.2 million up to $140.0 million over the life of the swap. The fair market value of the interest rate swap was a liability of $1.7 million as at December 31, 2007 (December 31, 2006 – $nil).

  The interest rate cap has an exercise strike level of 6.37%, which is the maximum interest rate that the Company will pay on the notional amount underlying the cap. The interest rate floor has an exercise strike level of 4.75%, which is the minimum interest rate that will be paid on the notional amount. When floating U.S. dollar interest rates are between the cap and the floor, there is no

Page 95    Kinross 2007 annual report

  settlement received or paid by the Company. The notional amount varies between $3.7 million and $70.0 million over the life of the loan. The fair value of the interest rate cap and floor was a liability of $1.6 million as at December 31, 2007 (December 31, 2006 – $nil).

  Foreign currency

  At December 31, 2007, Kinross had outstanding fixed foreign currency exchange forward contracts to sell $150.0 million U.S. dollars, and purchase Brazilian reais during 2008, at an average forward exchange rate of 2.1292 Brazilian reais for one U.S. dollar. The unrealized gain on these contracts at December 31, 2007 was $24.0 million (December 31, 2006 – $nil).

  Gold and silver

  Under the terms of the Kupol project loan facilities, the Company is required to maintain gold and silver hedge contracts over the life of the loans in order to cover a portion of the mine's future operating and debt service costs. As a result, and as part of the acquisition of Bema in February 2007, the Company assumed gold and silver forward and option contracts related to the Kupol project as well as contracts relating to Julietta and Maricunga.

  During the second quarter of 2007 the Company restructured the Kupol project loan facility gold and silver hedge positions. The put option positions were sold, and the short call option positions were re-purchased. These positions were replaced with forward sales transactions with the same number of ounces as the number of put option positions sold.

  At December 31, 2007, the following gold and silver derivative contracts were outstanding:

	YEAR OF SETTLEMENT
(ounces in thousands)	2008	2009	2010	2011-2012	Total	Kupol Project	Maricunga

Gold
Forward contracts ('000's) (ounces)	45	219	219	394	876	831	45
Average price per ounce	$511	$641	$642	$631	$630
Call options sold ('000's) (ounces)	37	0	0	0	37	0	37
Average price per ounce	$468	$–	$–	$–	$468
Put options purchased ('000's) (ounces)	39	0	0	0	39	0	39
Average price per ounce	$405	$–	$–	$–	$405
Silver
Forward contracts (ounces)	0	3,600	3,600	3,600	10,800	10,800	0
Average price per ounce	$–	$10.71	$10.71	$10.71	$10.71

  Silver lease rates

  As at December 31, 2007, the Company had silver floating lease rate swaps totaling 9.0 million ounces of silver whereby the Company pays a fixed annual rate of 2.0% and receives a floating rate, amortizing throughout the years 2009 to 2011. There was an unrealized gain of $3.5 million on this contract at December 31, 2007 (December 31, 2006 – $nil).

  Energy forward contract

  During January 2007, the Company entered into forward contracts to purchase diesel fuel for delivery throughout 2007. As at December 31, 2007, all of these contracts had been settled.

Page 96    Kinross 2007 annual report

9     Long-term Debt and Credit Facilities

			As at December 31, 2007			As at December 31, 2006
		Interest Rates	Nominal Amount	Deferred Financing Costs(a)	Carrying Amount	Carrying Amount

Corporate revolving credit facility	(i)	Variable	$–	$–	$–	$60.0
Corporate term loan facility	(i)	Variable	200.0	(2.5)	197.5	5.0
Paracatu – short-term loan	(ii)	5.81%	2.7	–	2.7	15.0
Capital leases	(iii)	6.04%	14.1	–	14.1	9.9
Kupol project financing	(iv)	Variable	330.0	–	330.0	–
Kupol IFC loan	(iv)	Variable	19.8	–	19.8	–

			566.6	(2.5)	564.1	89.9
Less: current portion			(76.0)	–	(76.0)	(17.9)

Long-term debt			$490.6	$(2.5)	$488.1	$72.0

  (a)
  Includes transaction costs on debt financing.

  As of December 31, 2007, the long-term debt repayments for each of the years ending December 31 are as follows:

	2008	2009	2010	2011	2012 & thereafter	Total

Corporate term loan facility	$27.2	$36.4	$36.4	$36.4	$63.6	$200.0
Paracatu short-term loan	2.7	–	–	–	–	2.7
Capital leases	6.1	7.8	0.2	–	–	14.1
Kupol Credit Facility	40.0	112.5	83.8	93.7	–	330.0
IFC Loan	–	–	–	–	19.8	19.8

Total long-term debt payable	$76.0	$156.7	$120.4	$130.1	$83.4	$566.6

  i         Corporate Revolving Credit and Term Loan Facilities

  As at December 31, 2007 and at December 31, 2006, the Company's credit facility includes a three year revolving credit facility and a five-and-one half year term loan for $300.0 million and $200.0 million, respectively. The revolving credit facility supports Kinross' liquidity and letter of credit needs. The term loan will support the previously announced expansion program at the Paracatu mine in Brazil. Assets of the Fort Knox mine and shares of certain wholly-owned subsidiaries are pledged as collateral.

  The credit agreement can be drawn in U.S. or Canadian dollars. The facility can be extended at each of the first two maturity dates by an additional year at the option of the lenders. The current maturity date of the revolving credit facility is August 18, 2010. During the year ended December 31, 2007, issue costs related to both facilities, totaling $2.5 million were recorded as a reduction of the nominal amount on the balance sheet as a result of Section 3855 and are being amortized over the term of the new facilities. During 2006, issue costs of $3.6 million were deferred on the balance sheet and amortized over the term of the facilities.

  The $300.0 million revolving credit facility continues to provide support for letters of credit to satisfy financial assurance requirements, primarily for environmental and site restoration costs, exploration permitting, workers' compensation and other general corporate purposes. As at December 31, 2007 letters of credit totaling $146.8 million (2006 – $127.5 million) were drawn against this facility. In the event that the underlying credit facility is not extended, the amounts drawn against the facility will become due and payable at maturity. The obligations associated with these instruments are generally related to performance requirements that the Company addresses through its operations including post closure site restoration. Upon completion of the underlying performance

Page 97    Kinross 2007 annual report

  requirement, the beneficiary of the associated letter of credit cancels and returns the letter of credit to the issuing entity. Some of the instruments associated with long-lived assets will remain outstanding until closure.

  Loan interest is variable, set at LIBOR plus an interest rate margin which is dependent on the ratio of the Company's net debt to operating cash flow.

  The Company's current net debt/operating cash flow ratio is less than 1.25 and the Company expects that this will not change going forward. At this rate, interest charges would be as follows:

Type of Credit	Credit Facility

Dollar based LIBOR loan	LIBOR plus 1%
Letters of credit	1.00%
Standby fee applicable to unused availability	0.25%

  The credit agreement contains various covenants that include limits on indebtedness, distributions, asset sales and liens. Significant financial covenants include a minimum tangible net worth of $700.0 million for 2007 (2006 – $700.0 million), an interest coverage ratio of at least 4.5:1, net debt to operating cash flow of no more than 3.0:1 and minimum Proven and Probable Reserves of 6 million gold equivalent ounces after repayment of the term loan.

  ii        Paracatu short-term loan

  As at December 31, 2007, Rio Paracatu Mineraco ("RPM"), a subsidiary of the Company, borrowed $2.7 million (2006 – $15.0 million) to fund the expansion project. The short-term loan is payable in 30 days and bears an interest rate of 5.81% (2006 – 5.67%).

  iii       Capital leases

  At December 31, 2007, the Company had obligations related to equipment under capital lease totaling $14.1 million (2006 – $9.9 million) at an interest rate based on the average U.S. federal SWAP rate plus 1.95%. Repayments on the capital leases end in 2010.

  The Company recorded interest expense related to the capital leases of $1.1 million, $0.9 million and $0.7 million for the years ended December 31, 2007, 2006 and 2005, respectively. The cost of the assets and the accumulated depreciation related to the capital leases is $31.3 million and $11.1 million, respectively as at December 31, 2007 (December 31, 2006 – $15.6 million and $3.8 million). The depreciation expense related to these assets in 2007 is $3.5 million (2006 – $1.7 million).

  Following is a schedule of future minimum lease payments required under these facilities:

  For the years ended December 31, 2007 and 2006, the capital lease obligations are as follows:

	2007	2006

2007	$–	$3.4
2008	6.8	3.3
2009	8.1	4.1
2010	0.2	0.1

Total minimum lease payments	$15.1	$10.9
Less amount representing interest	1.0	1.0

Present value of net minimum lease payments	$14.1	$9.9
Current portion of obligations under capital lease	6.1	2.9

	$8.0	$7.0

Page 98    Kinross 2007 annual report

  iv       Kupol project financing

  The Kupol project financing consists of a project loan ("Project Loan") with a syndicate of banks and a subordinated loan with the International Finance Corporation ("IFC"). The Project Loan and IFC loan were undertaken by the Company's 75% owned subsidiary, the Chukotka Mining and Geological Company ("CMGC"). In addition, Bayerische Hypo-und Vereinsbank AG ("HVB") had provided Bema with a cost overrun facility ("HVB Facility") of $17.5 million. Subsequent to December 31, 2007, the Company has received a waiver from the project lenders giving the Company until June 30, 2008 to complete certain conditions precedent, consisting of the pledging of the long term land lease and registration of the pledge of immovable assets to the Kupol project lenders. The long term land lease is now in place, however the Company still needs to arrange to have this pledged as security to the lenders.

  The Project Loan consists of two tranches totaling $400.0 million. Tranche A, for $150.0 million, matures June 30, 2013, is from a group of multilateral and industry finance institutions, of which the mandated lead arrangers are Caterpillar Financial SARL, Export Development Canada, IFC, Bank of Tokyo and ING. Tranche B is for $250.0 million, matures June 30, 2012, and is fully underwritten by the mandated lead arrangers, namely HVB and Société Générale Corporate & Investment Banking ("SG CIB"). Both tranches of the Project Loan are being drawn down on a pro rata basis and administered by HVB, as documentation and facility agent, and SG CIB, as technical and insurance agent.

  Tranche A of the Project Loan has a seven-and-one half year term from drawdown, and Tranche B has a six-and-one half year term. The annual interest rate is: (a) LIBOR plus 2% prior to economic completion of the Kupol mine; (b) LIBOR plus 2.5% for two years after economic completion; and (c) LIBOR plus 3% for each remaining term (each rate is net of political risk insurance premiums). The Project Loan is collateralized against the Kupol mine and guaranteed by a subsidiary until economic completion is achieved, as defined by the loan agreements. The loan agreements include customary covenants for debt financings of this type, including that the EastWest Gold Corporation ("EastWest"), a subsidiary of Kinross, must maintain a minimum liquidity balance to meet future capital expenditure requirements at Kupol. This reduces the liquidity requirement at East West as capital expenditures are made. As a condition of the Project financing, a subsidiary of the Company has gold and silver hedge forward contracts acquired in the Bema acquisition, the benefits of which are pledged against the financing. Kinross has agreed to assume the hedge contracts for the Kupol Project in the event that the Kupol loan is accelerated, and the net mark-to-market position of all the hedge contracts is negative.

  The Project Loan contains various covenants, including certain ratios of estimated future cash flows to total debt that are to be greater than 135% over the term of the loans and greater than 150% over the term of the project; debt coverage ratios of at least 115%; and minimum Proven and Probable Reserves of at least 30% of the Proven and Probable Reserves as of the effective date of the Project Loan.

  The IFC loan of $25.0 million is for the development of the Kupol mine, of which $19.8 million was drawn down as of December 31, 2007 and forms part of the Company's and the Government of Chukotka's project equity contributions. This loan is guaranteed by a subsidiary until economic completion of the Kupol mine, and will have an eight and one half year term from drawdown. The annual interest rate is LIBOR plus 2%. Prior to the acquisition of Bema by Kinross, Bema had issued share purchase warrants to IFC. As a result of the acquisition of Bema, there are 8.5 million Kinross share purchase warrants outstanding relating to the issuance, which are convertible into 3.8 million Kinross shares. Each warrant entitles IFC to receive 0.4447 of a Kinross share plus CDN $0.01, at a price of $6.61, until March 1, 2014. Proceeds from the exercise of the warrants are required to be used to repay the IFC loan.

  Under the terms of the HVB Facility, the Company may issue convertible unsecured notes to HVB, with a seven year term from the date of drawdown. The holder of the notes will have the right to convert the notes into common shares of Kinross at a conversion price equal to $14.57 per share prior to maturity or repayment of the notes. The annual interest is expected to be at the rate of LIBOR plus 2.5% for four years from date of issuance and thereafter at the rate of LIBOR plus 3%.

Page 99    Kinross 2007 annual report

  On April 26, 2006, Bema deposited $7.5 million in an escrow account as required by the Kupol project loan facility which is available only for project cost overruns, if incurred, at any time up until the economic completion date. As at December 31, 2007, all of this restricted cash was released to the Company as agreed between the Company and the Kupol project lenders.

  v        Corporate convertible notes

  As a result of the acquisition of Bema, the Company assumed the $70.0 million outstanding senior unsecured convertible notes maturing February 26, 2011 (the "Convertible Notes"). The Convertible Notes were issued at par and bore interest at 3.25% per annum payable on February 26 each year. On March 6, 2007, a notice of redemption was issued on the Convertible Notes, and note holders had until April 12, 2007 to either convert their notes into 6.7 million common shares of Kinross, or to receive 100% of face value on the notes plus accrued interest. By April 3, 2007, all note holders had converted their notes into 6.7 million common shares of Kinross.

  vi       Senior convertible notes

  On January 29, 2008, the company completed a private issue of $460.0 million Senior Convertible Notes. See subsequent events Note 21 for additional details.

10   Reclamation and Remediation Obligations

  The Company conducts its operations so as to protect the public health and the environment, and to comply with all applicable laws and regulations governing protection of the environment. Reclamation and remediation obligations arise throughout the life of each mine. The Company estimates future reclamation costs based on the level of current mining activity and estimates of costs required to fulfill the Company's future obligation. The following table details the items that affect the reclamation and remediation obligations:

		2007	2006	2005

Balance at January 1,		$168.4	$175.9	$131.7
Additions resulting from acquisitions(a)		61.5	0.1	–
Reductions resulting from dispositions(b)		(43.3)	(4.9)	–
Reclamation spending		(21.1)	(22.8)	(24.0)
Accretion and reclamation expenses		10.9	33.5	56.0
Asset retirement cost		55.2	(13.4)	12.2

Balance at December 31,		$231.6	$168.4	$175.9
Less: Asset held for sale	Note 4(vii)	$9.2	$–	$–
Current portion		10.0	28.8	36.3
Balance at December 31,		$212.4	$139.6	$139.6

  (a)
  Reflects the 2007 acquisitions of Bema and the asset purchase and sale with Goldcorp and the 2006 acquisition of Crown (see Note 4 – Acquisitions and divestitures).
  (b)
  Reflects the disposal of the Lupin, PJV, Musselwhite and Haile mines in 2007 and the Aquarius and New Britannia mines in 2006 (see Note 4 – Acquisitions and divestitures).

  Included in the December 31, 2007 accretion expense is a $1.7 million (2006 – $23.3 million) charge reflecting revised estimated fair values of costs that support the reclamation and remediation obligation for properties that have been closed. The undiscounted cash flows, before inflation adjustments, estimated to settle the reclamation and remediation obligations as at December 31, 2007 are approximately $361.4 million exclusive of amounts relating to assets held-for-sale. The majority of the expenditures are expected to occur from 2008 to 2035. The credit adjusted risk-free rates used in estimating the site restoration cost obligation were 8%, 7% and 7% and the inflation rates used were 2%, 2% and 3% for the years ended December 31, 2007, 2006 and 2005, respectively.

Page 100    Kinross 2007 annual report

  Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation and remediation obligations. As at December 31, 2007, letters of credit totaling $137.7 million (2006 – $120.6 million) had been issued to various regulatory agencies to satisfy financial assurance requirements for this purpose. The letters of credit were issued against the Company's revolving credit facility. Generally, financial assurance requirements associated with environmental regulations are becoming more restrictive. The Company believes it is in compliance with all applicable financial assurance requirements.

11   Redeemable Retractable Preferred Shares

  The redeemable retractable preferred shares entitled the holder to receive a CAD $0.80 per share fixed cumulative annual preferential cash dividend, payable in equal quarterly instalments, and was entitled at any time to convert all or any part of the redeemable retractable preferred shares into common shares on the basis of 2.7518 common shares for each redeemable retractable preferred share so converted, subject to anti-dilution adjustments. The Company could redeem all or any part of the redeemable retractable preferred shares at a price of CAD $10.00 per share, together with unpaid dividends accrued to the date of redemption at any time, upon a minimum thirty day notice. The holder of the redeemable retractable preferred shares was entitled to require the Company to redeem for cash all or any part of the redeemable retractable preferred shares at this price. These redeemable retractable preferred shares were outstanding and held by a former senior officer and director of the Company. As at December 31, 2005, there were 311,933 redeemable retractable preferred shares outstanding. There were no conversions during 2005. During 2006, all 311,933 redeemable preferred shares outstanding were converted into 858,388 common shares, based on the stated exchange ratio.

12   Convertible Preferred Shares of Subsidiary Company

  The convertible preferred shares of a subsidiary company consist of $3.75 Series B Convertible Preferred Shares of Kinam ("Kinam Preferred Shares") which are exchangeable into common shares of the Company at a conversion rate of 1.6171 common shares for each Kinam Preferred Share, subject to adjustment in certain events.

  Annual cumulative dividends of $3.75 per share are payable quarterly on each February 15, May 15, August 15 and November 15, as and if declared by Kinam's Board of Directors. During 2007, all previously suspended and current dividends were declared and paid on the Kinam Preferred Shares. No dividends were declared or paid during 2006 or 2005. These Kinam Preferred Shares are also considered as a form of non-controlling interest.

  During 2007, 179 Kinam Preferred Shares, net of adjustments, were exchanged into 289 common shares of the Company. During 2006, 100 Kinam Preferred Shares, net of adjustments, were exchanged into 161 common shares of the Company. During 2005, 506 Kinam Preferred Shares, net of adjustments, were exchanged into 1,000 common shares of the Company. There were 204,676 and 204,855 Kinam Preferred Shares held by non-affiliated shareholders as at December 31, 2007 and 2006, respectively. If all the Kinam Preferred Shares owned by non-affiliated shareholders were exchanged, an additional 330,975 common shares of the Company would be issued.

Page 101    Kinross 2007 annual report

13   Common Share Capital and Common Share Purchase Warrants

  The authorized share capital of the Company is comprised of an unlimited number of common shares. A summary of common share transactions for each of the years in the three-year period ended December 31, 2007 is as follows:

	2007		2006		2005
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
	(000's)		$(000's)		$(000's)	$

Common shares
Balance, January 1,	362,704	$1,992.3	345,417	$1,768.2	345,066	$1,766.4
Issued (cancelled):
On acquisition of Bema	216,033	$2,642.1	–	$–	–	–
On acquisition of Crown	(27)	(0.4)	14,657	$205.4	–	–
Under employee share purchase plan	167	2.4	151	1.6	213	1.4
Under stock option and restricted share plan	6,946	86.5	1,621	14.5	137	0.5
Expiry of Echo Bay options	–	(0.1)	–	(0.1)	–	(0.1)
Conversions:
Warrants	19,428	281.2	–	–	–	–
Convertible notes(a)	6,674	81.6	–	–	–	–
Kinam Preferred Shares	–	–	–	–	1	–
Redeemable retractable preferred shares(b)	–	–	858	2.7	–	–

Balance, December 31,	611,925	$5,085.6	362,704	$1,992.3	345,417	$1,768.2

Common share purchase warrants(c)
Balance, January 1,	8,333	$9.4	8,333	$9.4	8,333	$9.4
On acquisition of Bema	20,085	141.9	–	–	–	–
Conversion of warrants	(19,428)	(113.1)	–	–	–	–
Expiry of warrants	(134)	(0.2)	–	–	–	–

Balance, December 31,	8,856	38.0	8,333	$9.4	8,333	$9.4

Total common share capital		$5,123.6		$2,001.7		$1,777.6

  (a)
  See Long-term debt and credit facilities Note 9 for further discussion of the convertible notes.
  (b)
  During 2006, all the remaining 311,933 redeemable retractable preferred shares outstanding were converted into 858,388 common shares of the Company, based on the stated exchange ratio.
  (c)
  See below for discussion of warrants.

  Shareholders' rights plan

  On March 27, 2006, the Company's Board of Directors adopted a shareholders' rights plan (the "Plan") to ensure that all shareholders are treated fairly in any transaction involving a change of control of the Company. The Plan addresses the Company's concern that existing legislation does not permit sufficient time for the Board of Directors and shareholders of the Company to properly evaluate a take-over bid or pursue alternatives with a view to maximizing shareholder value.

  The Plan is not intended to prevent take-over bids. "Permitted Bid" provisions of the Plan do not invoke the dilutive effects of the Plan if a bid meets certain requirements intended to protect the interests of all shareholders. A bid will constitute a Permitted Bid if it is made by the way of a take-over bid circular, remains open for a minimum of 60 days and otherwise complies with the Permitted Bid

Page 102    Kinross 2007 annual report

  provisions of the Plan. The Plan will be invoked by an acquisition, other than pursuant to a Permitted Bid, of 20% or more of the outstanding common shares of the Company or the commencement of a take-over bid that is not a Permitted Bid.

  Under the Plan, one right is issued for each common share of the Company. The rights will trade together with the common shares and will not be separable from the common shares or exercisable unless a take-over bid is made that does not comply with the Permitted Bid requirements. In such event, such rights will entitle shareholders, other than shareholders making the take-over bid, to purchase additional common shares of the Company at a substantial discount to the market price at the time. The Plan was ratified by shareholders of the Company at the Company's 2006 annual and special meeting of shareholders.

  Common share purchase warrants

  A summary of the status of the common share purchase warrants and changes during the year ended December 31, 2007 are as follows:

	2007
Canadian $ denominated common share purchase warrants	(000's)(a)	Weighted average exercise price ($CAD)

Balance, January 1,(b)	8,333	$15.00
Warrants issued on acquisition of Bema(c)	15,926	9.60
Exercised	(19,428)	8.77
Forfeited	(134)	14.30

Outstanding at December 31,	4,697	$22.48

	2007
US $ denominated common share purchase warrants	(000's)(a)	Weighted average exercise price ($)

Balance, January 1,	–	$–
Warrants issued on acquisition of Bema(c)	4,159	6.77
Exercised	–	–

Outstanding at December 31,	4,159	$6.77

  (a)
  Represents share equivalents of warrants.
  (b)
  This balance consists of 25.0 million share purchase warrants. These warrants could be converted into 8.3 million common shares on or before December 5, 2007, by exchanging three common share purchase warrants for one common share at an exercise price of CAD $15.00. In 2007, 24.6 million warrants were converted into 8.2 million common shares.
  (c)
  At the time of the acquisition of Bema, there were 45.2 million Bema warrants outstanding that were convertible into 20.1 million Kinross shares plus CAD $0.01 per Bema warrant. During 2007 25.2 million warrants were converted into 11.2 million Kinross shares.

Page 103    Kinross 2007 annual report

  The following table summarizes information regarding the common share purchase warrants outstanding and exercisable at December 31, 2007:

	Warrants outstanding and exercisable
	Number outstanding		Weighted average exercise price	Weighted average remaining contractual life
Exercise price range	(000's)(a)		($)	(years)

Exercisable in Canadian dollars:
$22.48	4,697	CAD $	22.48	3.69

	4,697	CAD $	22.48	3.69

Exercisable in United States dollars:
$6.29 – $9.43	4,048		$6.60	5.92
$12.89	111		12.89	3.40

	4,159		$6.77	5.85

  (a)
  Represents share equivalents of warrants.

14   Stock-based Compensation

  Stock-based compensation recorded during the years ended December 31 was as follows:

	2007	2006	2005

Stock option plan expense	$3.5	$4.0	$2.7
Employer portion of stock purchase plan	0.8	0.5	0.5
Restricted share plan expense	7.4	5.0	1.3
Deferred share units expense	1.3	0.7	0.4

Total stock-based compensation	$13.0	$10.2	$4.9

  Share purchase plan

  The Company has an ESPP whereby North American employees of the Company have the opportunity to contribute up to a maximum of 10% of their annual base salary to purchase common shares. Since 2004, the Company contributes 50% of the employees' contributions. The Company issues common shares equal to the employees' contribution and the Company's contribution from treasury each quarter. The common shares are purchased based on the weighted average price on the last twenty trading sessions prior to the end of the quarter. The number of shares issued by the Company and the average of the price per share for the years ending December 31 are as follows:

	2007	2006	2005

Common shares issued ('000s)	167	151	213
Average price of shares issued	$14.29	$10.86	$6.89

  Restricted share unit plan

  The Company has a RSU plan whereby restricted share units may be granted to employees, officers, directors and consultants of the Company. A RSU is exercisable into one common share entitling the holder to acquire the common share for no additional

Page 104    Kinross 2007 annual report

  consideration. RSUs vest over a three year period. The current maximum number of common shares issuable under the RSU plan is 4.0 million. A total of 1,084,305 restricted share units with a weighted average grant-date fair value of $13.91 per unit were granted during the year ended December 31, 2007 (2006 – 966,537 at $10.93; 2005 – nil at $nil). There were 1,215,527 and 897,619 restricted share units granted and outstanding as at December 31, 2007 and 2006, respectively.

  Deferred share unit plan

  The Company DSU plan for its outside directors that provides that each outside director receives, on the date in each quarter which is two business days following the publication by the Company of its earnings results for the previous quarter, or year in the case of the first quarter, that number of DSUs having a value equal to 50% of the compensation of the outside director for the current quarter. The number of DSUs granted to an outside director is based on the closing price of the Company's common shares on the Toronto Stock Exchange on the business day immediately preceding the date of grant on an annual basis, an independent director can elect to receive a greater percentage of his or her compensation in DSUs. An outside director may, on an annual basis, elect to receive all or part of his or her DSU compensation in cash rather than 50% in DSUs, if such director has exceeded his or her minimum DSU/common share ownership requirement established by the Board of Directors. At such time as an outside director ceases to be a director, the Company will make a cash payment to the outside director, equal to the market value of a Kinross common share on the date of departure, multiplied by the number of DSUs held on that date. A total of 38,882 DSU's with a weighted average grant-date fair value of $14.62 were granted during the year ended December 31, 2007 (2006 – 29,528 at $11.50 per unit; 2005 – 49,806 at $7.34 per unit). There were 164,254 and 124,897 DSUs outstanding as at December 31, 2007 and 2006, respectively.

  Stock option plan

  The Company has a stock option plan for officers and employees, enabling them to purchase common shares. The total number of options outstanding at any time cannot exceed 10% of the total number of outstanding common shares. Each option granted under the plan is for a maximum term of five years. One-third of the options are exercisable each year commencing one year after the date of grant. The exercise price is determined by the Company's Board of Directors at the time the option is granted, subject to regulatory approval and may not be less than the closing market price of the common shares on the last trading day prior to the grant of the option. The stock options outstanding at December 31, 2007 expire at various dates to 2012. As at December 31, 2007, 2,379,796 common shares, in addition to those outstanding at year end, were available for granting of options.

  A summary of the status of the stock option plan and changes during the years ended December 31, 2007, 2006 and 2005, are as follows:

	2007		2006		2005
Canadian $ denominated options	(000's)	Weighted average exercise price ($CAD)	(000's)	Weighted average exercise price ($CAD)	(000's)	Weighted average exercise price ($CAD)

Balance, January 1,	2,515	$12.53	2,368	$18.72	3,488	$17.18
Exercised	(6,299)	8.29	(1,180)	8.33	(134)	3.91
Options issued on acquisition of Bema	8,193	8.75	–	–	–	–
Granted	1,903	15.30	1,891	12.69	–	–
Forfeited	(364)	12.90	(564)	16.23	(986)	15.27

Outstanding at December 31,	5,948	$12.31	2,515	$12.53	2,368	$18.72

Page 105    Kinross 2007 annual report

	2007		2006		2005
US $ denominated options	(000's)	Weighted average exercise price ($)	(000's)	Weighted average exercise price ($)	(000's)	Weighted average exercise price ($)

Balance, January 1,	31	$22.40	6	$16.32	9	$19.38
Exercised	(1)	9.15	(41)	9.15	–	–
Granted	–	–	–	–	–	–
Adjustment	–	–	66	14.86	–	–
Forfeited	(29)	23.43	–	19.90	(3)	25.62

Outstanding at December 31,	1	$9.15	31	$22.40	6	$16.32

  The following table summarizes information about the stock options outstanding and exercisable at December 31, 2007:

	Options outstanding			Options exercisable
	Number outstanding	Weighted average exercise price	Weighted average remaining contractual life	Number exercisable	Weighted average exercise price
Exercise price range	(000's)	($CAD)	(years)	(000's)	($CAD)

Exercisable in Canadian dollars:
$2.34 – $5.80	267	$3.35	0.38	267	$3.35
$5.81 – $8.72	259	7.35	1.49	259	7.35
$8.73 – $13.07	3,460	11.69	2.92	2,876	11.51
$13.08 – $19.61	1,946	15.24	4.29	57	13.62
$19.62 – $46.16	16	20.80	0.78	16	20.80

	5,948	$12.31	3.19	3,475	$10.64

Exercisable in United States dollars:
$9.15	1	$9.15	–	1	$9.15

	1	$9.15	–	1	$9.15

  The following weighted average assumptions were used in computing the fair value of stock options granted during the last three fiscal years ended December 31:

	2007	2006	2005(a)

Black-Scholes weighted-average assumptions
Expected dividend yield	0.0%	0.0%	–
Expected volatility	37.3%	36.3%	–
Risk-free interest rate	3.9%	4.8%	–
Estimated forfeiture rate	3.0%	3.0%	–
Expected option life in years	3.5	3.5	–
Weighted average fair value per stock option granted CAD$	$4.95	$4.21	–

  (a)
  There were no stock options granted during 2005.

Page 106    Kinross 2007 annual report

15   Earnings (Loss) per Share

  Earnings (loss) per share ("EPS") has been calculated using the weighted average number of shares outstanding during the year. Diluted EPS is calculated using the treasury stock method with the exception of all preferred shares which use the if-converted method. The following table details the weighted average number of outstanding common shares for the purposes of computing basic and diluted earnings (loss) per common share for the following years:

(Number of common shares in thousands)	2007	2006	2005(a)

Basic weighted average shares outstanding:	557,411	352,097	345,237
Weighted average shares dilution adjustments:
Dilutive stock options(b)	961	119	–
Restricted shares	1,190	937	–
Common share purchase warrants(b)	6,491	–	–

Diluted weighted average shares outstanding	566,053	353,153	345,237

Weighted average shares dilution adjustments – exclusions:(c)
Stock options	570	258	2,189
Common share purchase warrants	3,952	8,333	8,333
Restricted shares	–	–	458
Redeemable preferred shares	–	–	858
Kinam preferred shares	331	331	331

  (a)
  As a result of the net loss for the year ended December 31, 2005, diluted earnings per share was calculated using the basic weighted average shares outstanding because to do otherwise would have been anti-dilutive.
  (b)
  Dilutive stock options and warrants were determined by using the Company's average share price for the period. For the years ended December 31, 2007, 2006 and 2005 the average share price used was $14.26, $11.36 and $6.56 per share, respectively.
  (c)
  These adjustments were excluded, as they were anti-dilutive for each of the years ended December 31, 2007, 2006 and 2005.

Page 107    Kinross 2007 annual report

16   Income and Mining Taxes

  i         Income and mining taxes (expense) recovery

  The following table shows the (provision for) recovery of income and mining taxes:

	2007	2006	2005

Income taxes
Current
Canada(a)	$–	$–	$(0.5)
Foreign	(41.3)	(43.9)	(1.3)
Future
Foreign	(28.6)	19.9	5.7
Mining taxes
Current
Canada	(3.0)	(0.2)	(0.3)
Foreign	(3.7)	–	–
Future
Canada	4.5	(1.7)	9.3
Foreign	(1.7)	–	–

	$(73.8)	$(25.9)	$12.9

  (a)
  Represents Large Corporations Tax.

  The reconciliation of the combined Canadian federal and provincial statutory income tax rate to the effective tax rate is as follows:

	2007		2006		2005

Combined statutory income tax rate	34.1%		36.1%		38.1%
Increase (decrease) resulting from:
Mining taxes	0.9%		1.0%		4.1%
Resource allowance and depletion	(2.3%	)	(11.5%	)	5.2%
Difference in foreign tax rates and foreign exchange
on future tax balances	(6.9%	)	(1.7%	)	3.0%
Benefit of losses not recognized	(7.2%	)	0.8%		(45.0%	)
Recognition of tax attributes not previously benefited	0.0%		(10.8%	)	0.0%
Other	(0.9%	)	(0.4%	)	0.3%

Effective tax rate	17.7%		13.5%		5.7%

Page 108    Kinross 2007 annual report

  ii        Future income taxes

  The following table summarizes the components of future income taxes:

	2007	2006

Future tax assets
Accrued expenses and other	$21.8	$34.2
Reclamation and remediation obligations	48.2	22.4
Alternative minimum tax credits	18.1	15.8
Non-capital loss carry-forwards	273.4	261.5
Inventory capitalization	–	0.6
Property, plant and equipment	114.7	164.0
Valuation allowance	(282.9)	(368.7)

	193.3	129.8
Future tax liabilities
Property, plant and equipment	625.9	244.2

Future tax liabilities – net	$432.6	$114.4

  During 2005, the Chilean Congress passed a tax bill imposing a maximum 5% tax on mine operating profits, effective January 1, 2006. MDO, the operator of the La Coipa mine, has been granted a reduced tax rate of 4% for a period of 12 years. CMM, the operator of the Maricunga mine, has a tax stability agreement in place whereby the new mining tax will not apply to Maricunga unless CMM elects to opt out of the tax stability agreement in the future.

  iii       Non-capital losses

  The following table summarizes the Company's non-capital losses that can be applied against future taxable income:

Country	Type	Amount	Expiry Date

Canada(a)	Net operating losses	$266.9	2008 - 2027
United States(b)	Net operating losses	362.2	2008 - 2024
United States(b)	Alternative minimum tax	152.0	2008 - 2024
Chile	Net operating losses	326.7	No expiry
Russia	Net operating losses	26.8	2013 - 2027
Barbados	Net operating losses	31.3	2016

  (a)
  Approximately $82.9 million are limited in their deduction to income from specific operations.
  (b)
  Utilization of the U.S. loss carry-forwards will be limited in any year as a result of previous changes in ownership.

17   Segmented Information

  The Company operates primarily in the gold mining industry and its major product is gold. Its activities include gold production, acquisition, exploration and development of gold properties. The Company's primary mining operations are in the United States, Brazil, the Russian Federation, and Chile, and included gold production and exploration activities in Canada until PJV and Musselwhite were sold to Goldcorp in the asset purchase and sale on December 21, 2007. The reported segments are those operations whose operating results are reviewed by the Chief Executive Officer as were those operations that pass certain quantitative measures. Operations whose revenues, earnings or losses or assets exceed 10% of the total consolidated revenue, earnings or losses, or assets are reportable segments. Properties that are in development or have not reached commercial production levels are reported as other operations. Properties that are under care and maintenance are shut down and are in reclamation, non-mining and other operations

Page 109    Kinross 2007 annual report

  are reported in Corporate and other. At December 31, 2007, the additional segments that resulted from the Bema acquisition were included. At December 31, 2006, the Company's reportable segments reflect the recommissioning of the Maricunga mine in 2005 and the acquisition of Crown, which is included with Kettle River. As at December 31, 2005, the Company's reportable segments reflected the reduction in mining operations at Kubaka, which is classified within Other operations, and properties in care and maintenance or disposed of such as Lupin, New Britannia and Aquarius which are now part of Corporate and other.

  Operating results by segments:

  The following tables set forth information by segment for the following periods:

  For the year ended December 31, 2007:

	Metal sales	Cost of sales(a)	Accretion	DD&A(b)	Exploration	Other(c)	Segment operating earnings (loss)

Operating segments
Fort Knox	$230.0	$113.9	$1.1	$32.2	$4.4	$1.1	$77.3
Round Mountain	208.2	94.9	0.6	6.2	1.4	–	105.1
Paracatu	121.7	65.2	0.7	13.2	0.7	3.6	38.3
La Coipa(e)	134.7	52.1	1.1	19.6	2.7	0.5	58.7
Maricunga(f)	144.6	91.7	0.3	11.9	1.2	–	39.5
Kettle River	–	–	(0.1)	0.1	1.6	6.4	(8.0)
Crixás	66.2	24.9	0.1	9.9	1.1	0.7	29.5
Porcupine Joint Venture(g)	93.3	66.9	1.7	10.3	5.1	0.2	9.1
Musselwhite(g)	47.1	32.6	0.2	9.9	0.9	–	3.5
Julietta(h)	47.2	38.1	0.2	14.7	2.2	–	(8.0)
Other operations	–	–	4.1	–	3.5	5.9	(13.5)
Corporate and other(d)	–	–	0.9	1.3	22.5	79.9	(104.6)

Total	$1,093.0	$580.3	$10.9	$129.3	$47.3	$98.3	$226.9

Page 110    Kinross 2007 annual report

  For the year ended December 31, 2006:

	Metal sales	Cost of sales(a)	Accretion	DD&A(b)	Exploration	Other(c)	Segment operating earnings (loss)

Operating segments
Fort Knox	$208.3	$102.9	$1.3	$25.0	$1.4	$0.5	$77.2
Round Mountain	211.7	99.4	1.7	11.9	5.0	–	93.7
Paracatu	104.1	57.7	0.9	12.5	1.5	5.5	26.0
La Coipa	94.0	47.6	0.9	16.9	2.0	1.5	25.1
Maricunga	69.7	39.3	(1.0)	7.0	1.8	0.5	22.1
Kettle River	2.5	0.8	–	–	0.2	5.8	(4.3)
Crixás	57.0	17.7	0.2	11.2	1.5	0.2	26.2
Porcupine Joint Venture	97.5	59.9	2.0	11.8	4.9	0.3	18.6
Musselwhite	43.0	31.9	0.2	10.4	1.7	–	(1.2)
Other operations	23.9	23.9	2.7	–	3.5	13.6	(19.8)
Corporate and other(d)	(6.1)	0.6	24.6	1.6	15.9	50.2	(99.0)

Total	$905.6	$481.7	$33.5	$108.3	$39.4	$78.1	$164.6

  For the year ended December 31, 2005:

	Metal sales	Cost of sales(a)	Accretion	DD&A(b)	Exploration	Impairment	Other(c)	Segment operating earnings (loss)

Operating segments
Fort Knox	$143.1	$88.1	$1.1	$34.8	$0.6	$141.8	$0.8	$(124.1)
Round Mountain	164.0	93.7	1.8	39.5	2.4	–	–	26.6
Paracatu	79.0	50.0	0.7	17.0	5.2	–	0.7	5.4
La Coipa	60.3	45.4	0.4	15.8	1.1	–	–	(2.4)
Maricunga	14.6	9.6	0.2	0.2	–	–	2.9	1.7
Kettle River	31.7	18.9	6.5	8.8	0.4	–	1.8	(4.7)
Crixás	41.5	14.1	0.1	12.3	0.3	–	–	14.7
Porcupine Joint Venture	80.8	50.7	11.8	14.8	3.5	–	0.9	(0.9)
Musselwhite	34.9	26.4	0.1	12.5	1.6	2.0	–	(7.7)
Other operations	68.0	44.9	2.9	9.6	2.3	–	4.5	3.8
Corporate and other(d)	7.6	6.3	30.4	2.4	9.2	36.8	48.0	(125.5)

Total	$725.5	$448.1	$56.0	$167.7	$26.6	$180.6	$59.6	$(213.1)

  (a)
  Cost of sales excludes accretion, depreciation, depletion and amortization.
  (b)
  Depreciation, depletion and amortization is referred to as "DD&A" in the tables above.
  (c)
  Other includes Other operating costs and General and administrative expenses.
  (d)
  Includes corporate, shutdown operations and other non-core operations.
  (e)
  Pursuant to the asset purchase and sale with Goldcorp, the Company acquired the additional 50% interest in La Coipa on December 21, 2007.
  (f)
  As part of the Bema acquisition, the Company acquired an additional 50% interest in Maricunga on February 27, 2007.
  (g)
  PJV and Musselwhite were sold to Goldcorp pursuant to the asset purchase and sale which closed on December 21, 2007.
  (h)
  As part of the Bema acquisition, the Company acquired interests in Julietta and Kupol on February 27, 2007.

Page 111    Kinross 2007 annual report

  Segment assets and Capital expenditures:

  The following table details the segment assets and capital expenditures for the following years:

		Segment assets		Capital expenditures
		As at December 31,		For the years ended December 31,
		2007	2006	2007	2006	2005

Operating segments
Fort Knox		$197.2	$183.1	$30.0	$49.9	$44.6
Round Mountain		198.5	157.3	40.3	28.3	5.9
Paracatu		897.9	600.4	225.2	61.8	21.3
La Coipa(a)		440.3	177.2	5.2	7.8	4.9
Maricunga(a)(b)		233.1	116.4	6.4	4.7	26.2
Kettle River		319.2	269.4	43.0	16.7	1.7
Crixás		109.1	96.0	11.7	7.8	6.2
Porcupine Joint Venture		–	107.7	23.6	19.5	24.7
Musselwhite		–	113.2	12.1	4.7	5.7
Julietta(c)		44.6	–	3.0	–	–
Other operations(d)		1,962.2	75.6	194.2	–	0.2
Asset held for sale	Note 4 (vii)	11.8	–	–	–	–
Corporate and other(e)(f)		2,315.4	157.2	6.4	1.7	1.0

Total		$6,729.3	$2,053.5	$601.1	$202.9	$142.4

  (a)
  Segment assets in 2007 reflect a 100% interest in Maricunga and La Coipa, and a 50% interest in 2006 as a result of the acquisition of Bema in February 2007 and the asset sale with Goldcorp in December 2007.
  (b)
  Capital expenditures reflect the Company's 50% interest in Maricunga prior to February 27, 2007 and a 100% interest thereafter.
  (c)
  Segment assets and capital expenditures reflect the Company's interest in Julietta as a result of the acquisition of Bema on February 27, 2007.
  (d)
  Other operations includes Kupol and Cerro Casale, acquired with the acquisition of Bema on February 27, 2007.
  (e)
  Includes Corporate, shutdown operations and other non-core operations. Also includes $436.8 and $99.5 million in cash and cash equivalents held at the corporate level as at December 31, 2007 and December 31, 2006, respectively.
  (f)
  Corporate and other includes the goodwill acquired with the Bema acquisition.

  Metal sales and Property, plant and equipment by geographical regions:

	Metal sales			Property, plant & equipment
	For the years ended December 31,			December 31,	December 31,
	2007	2006	2005	2007	2006

Geographic information:
United States	$438.2	$422.5	$338.8	$523.0	$449.8
Canada	140.4	134.4	123.3	22.4	177.9
Brazil	187.9	161.1	120.5	782.4	571.7
Chile	279.3	163.7	74.9	930.4	131.6
Russia	47.2	23.9	68.0	1,218.1	–

Total	$1,093.0	$905.6	$725.5	$3,476.3	$1,331.0

Page 112    Kinross 2007 annual report

  The following table represents sales to individual customers exceeding 10% of annual metal sales:

	Sales of customers greater than 10% of total Metal sales
Rank	2007	2006	2005

1	$244.3	$217.9	$183.8
2	182.0	132.5	96.0
3	150.5	130.7	93.2
4	120.7	99.1	71.8
5	118.5	–	–

Total	$816.0	$580.2	$444.8

% of Total Sales	74.7%	64.1%	61.3%

  The Company is not economically dependent on a limited number of customers for the sale of its product because gold can be sold through numerous commodity market traders worldwide.

18   Operating Leases

  The Company has a number of operating lease agreements involving office space and equipment. The operating leases for equipment provide that the Company may, after the initial lease term, renew the lease for successive yearly periods or may purchase the equipment at its fair market value. One of the operating leases for office facilities contains escalation clauses for increases in operating costs and property taxes. A majority of these leases are cancelable and are renewable on a yearly basis. Future minimum lease payments required to meet obligations that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2007 are as follows:

Minimum lease payments
2008	2009	2010	2011	2012	Total

$5.2	3.1	2.1	1.6	1.5	$ 13.5

  Rent expense was $3.4 million, $3.6 million and $5.4 million in 2007, 2006 and 2005, respectively.

19   Related Party Transaction

  The Company held 35% of the shares of KF Ltd., a company incorporated in the Territory of the British Virgin Islands and was party to a joint venture formed for the purpose of exploiting a mining property in the Democratic Republic of Congo. The remaining shares were held as to 25% by a company controlled by Mr. Arthur Ditto, a former director and officer of the Company, and as to 40% by an unrelated third party.

  During 2005, the Company agreed to sell 23.33% of the shares of KF Ltd. to Balloch for consideration of $4.7 million and the Company recorded a gain on the sale of $4.7 million. The Company also granted Balloch an option to purchase Kinross' remaining 11.67% interest in KF Ltd. Mr. Ditto owned a 17.1% interest in the outstanding common shares of Balloch and, following its purchase of the interest in KF Ltd., was appointed the President and Chief Executive Officer of Balloch. Mr. Robert M. Buchan, a former officer and director of the Company, was the non-executive Chairman of Balloch. On November 30, 2005, Balloch changed its name to Katanga. On June 27, 2006, the Company received 5,751,000 shares of Katanga in exchange for its 11.67% interest in KF Ltd. On September 8, 2006, Kinross sold the 5,751,000 shares in Katanga for proceeds of $31.4 million, recording a gain of $31.3 million.

Page 113    Kinross 2007 annual report

20   Contingencies

  General

  Estimated losses from loss contingencies are accrued by a charge to earnings when information available prior to the issuance of the financial statements indicates that it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.

  Other legal matters

  The Company is involved in legal proceedings from time to time, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross' financial position, results of operations or cash flows.

  The Company has settled various litigation. Included in the statement of operations were $9.5 million in 2007, $0.3 million in 2006, and $nil in 2005 related to legal claims.

  Kinam preferred shares

  The Company was named as a defendant in a Class Action Complaint filed on or about April 26, 2002 (the "Complaint"), entitled Robert A. Brown, et al. v. Kinross Gold U.S.A., Inc., et al., Case No. CV-S-02-0605-PMP-RJJ, in the United States District Court for the District of Nevada. The Complaint named as defendants the Company, its subsidiaries, Kinross Gold U.S.A., Inc. ("KGUSA") and Kinam Gold, Inc. ("Kinam"), and Robert M. Buchan, former President and C.E.O. of the Company. The Complaint was filed on behalf of one potential class consisting of three subclasses: (1) those who tendered their Kinam $3.75 Series B Preferred Stock (the "Kinam Preferred") into the tender offer for the Kinam Preferred made by KGUSA in early 2002 (the "Tender Offer"), (2) those who did not tender their Kinam Preferred in the Tender Offer but later sold their Kinam Preferred directly to the Company or any of its controlled entities, and (3) those who continue to hold Kinam Preferred. The Complaint alleged, among other things, that amounts historically advanced to Kinam should be treated as capital contributions rather than loans; that the purchase of Kinam Preferred from certain institutional investors, including the Franklin Funds, in July 2001 constituted a constructive redemption of the Kinam Preferred, an impermissible amendment to the conversion rights of the Kinam Preferred, an improper dividend, or the commencement of a tender offer; that the Company and its subsidiaries have intentionally taken actions for the purpose of minimizing the value of the Kinam Preferred, and that the amount offered in the tender offer of $16.00 per share was not fair value for the Kinam Preferred. The Complaint further alleged breach of contract based on the governing provisions of the Kinam Preferred; breach of fiduciary duties; and various federal securities violations, including violation of fraud and anti-racketeering laws. Among other remedies, plaintiffs seek damages ranging from $9.80 per share, plus accrued dividends, to $39.25 per share of Kinam Preferred or, in the alternative, the issuance of 26.875 to 80.625 shares of Kinross for each share of Kinam Preferred.

  Through a series of motions, Kinross has been successful in having the federal securities violations dismissed. On June 14, 2005, the Court granted the plaintiffs' unopposed motion for certification of the class and three subclasses.

  In August 2007, Kinam brought the accrued but unpaid dividends on the outstanding Kinam Preferred current. Since that date, Kinam has declared two regular quarterly dividends, paid on November 15, 2007 and February 15, 2008.

  Kinross filed motions for summary judgment on the plaintiffs' remaining claims, which the Court denied, but granted in part, in a written decision dated January 23, 2008. The Court granted summary judgment on the claim for breach of fiduciary duty premised on the Franklin Funds' transaction and the claim for breach of fiduciary duty against Robert Buchan but denied summary judgment on the claim for breach of fiduciary duty relating to the Tender Offer. The Court also denied summary judgment on plaintiffs' claim for breach of contract. Kinross has filed a motion seeking clarification or limited reconsideration several aspects of the Court's January 23, 2008 ruling, including whether the claims of the holder class of Kinross shareholders should be dismissed on summary judgment. It is uncertain when the Court will rule on that motion. The Court has directed the parties to file a proposed joint pretrial

Page 114    Kinross 2007 annual report

  order no later than March 28, 2008. No trial date has been set, but will likely be set after the proposed pretrial order is filed. The parties will then proceed with preparations for trial.

  Hellenic Gold Properties litigation

  This matter was settled and the action discontinued in the fourth quarter of 2007.

  Summa Corporation/Howard Hughes Corporation litigation

  This matter was settled in the fourth quarter of 2007, and the underlying action was dismissed with prejudice in early January 2008.

  Kettle River – Buckhorn permitting and approvals

  In November 2005, the Kettle River mill was temporarily shut down as all mining activities had been completed. The Buckhorn property was acquired in the Crown transaction in August 2006.

  All permits and approvals that are required to complete development and initiate commercial mining operations at the Buckhorn property have been received. However, certain opponents of the mine have appealed certain permits and approvals. Certain State and local permits and the State Supplemental Environmental Impact Statement are the subject of a consolidated appeal by mine opponents that is scheduled to be heard by the Washington State Environmental and Land Use Hearings Board in the second quarter of 2008. The Environmental and Land Use Hearings Board's decision is scheduled to be rendered in the same quarter, and is subject to appeal to State court. Mine opponents have also appealed the United States Forest Service's Final Environmental Impact Statement, Record of Decision and Plan of Operations. A hearing on the merits before the Federal District Court for the Eastern District of Washington is scheduled for the second quarter of 2008. Any decision of the District Court could be appealed to the Ninth Circuit Court of Appeals.

  It is possible that mine opponents could seek injunctions or stays preventing the Company from conducting operations under the Federal or State permits. However, the Company would vigorously oppose any such attempt and believes reasonable grounds for such opposition exist. The mine opponent's motion for a preliminary injunction preventing activities on federal ground has already been denied in Federal District Court.

  While it would be premature to predict the outcome of any of the appeals at this stage of the proceedings, the appeals will be vigorously defended and the Company believes reasonable defenses exist.

  Income taxes

  The Company operates in numerous countries around the world and accordingly is subject to, and pays annual income taxes under the various regimes in countries in which it operates. These tax regimes are determined under general corporate income tax laws of the country. The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. From time to time the Company will undergo a review of its historic tax returns and in connection with such reviews, disputes can arise with the taxing authorities over the Company's interpretation of the country's income tax rules. As at December 31, 2007 the Company had the following significant disputes and has not accrued any additional tax liabilities in relation to the disputes listed below:

  Brazil

  Mineracao Serra Grande, S.A. ("MSG") which owns the Crixás mine, the Company's 50% joint venture with Anglogold Ashanti, received two tax reassessments since November 2003 from the Minas Gerais State and Goias State tax authorities. The reassessments disallowed the claiming of certain sales tax credits and assessed interest and penalties of which the Company's 50% share totals approximately $10.2 million. The Company and its joint venture partner believe that this reassessment will be resolved without any material adverse effect on its financial position, results of operations or cash flows. This reassessment relates to the Crixás operating segment (see Note 17).

Page 115    Kinross 2007 annual report

  In December 2007, the Company's 100% owned Brazilian subsidiary, Kinross Participacoes Ltda. received a tax assessment from the Brazilian Federal tax authorities in the amount of $106.4 million, including penalties and interest in respect of alleged income taxes not withheld from a third party. The Company has appealed this assessment and believes that it has reasonable defences to the assessment. The Company is pursuing its indemnity rights from the third party in respect of the assessment.

  In September 2005, MSG received assessments relating to payments of sales taxes on exported gold deliveries from tax inspectors for the State of Goias. The Company's share of the assessments is approximately $39.0 million. The counsel for MSG believes the suit is in violation of Federal legislation on sales taxes and that there is a remote chance of success for the State of Goias. The assessment has been appealed. This reassessment relates to the Crixás operating segment (see Note 17).

  In October 2006, MSG received an assessment from the State of Goias tax authorities relating to remittance of gold from Crixás to Nova Lima in Minas Gerais for export purposes. Since May 2006, the Goias State signed an authorization (TARE) to this procedure. The Company's share of this assessment is approximately $24.0 million. The Company and its joint venture partner believe that this reassessment will be resolved without any material adverse affect on its financial position, results of operations or cash flows.

21   Subsequent Events

  Disposition of Kubaka

  On January 25, 2008 the Company's wholly-owned subsidiary, Kinam Magadan, completed its sale of all of its shares in Omolon to Polymetal. The shares represent an approximate 98.1% interest in Omolon for a purchase price of $15.0 million, plus a variable royalty on future production from the Kubaka gold mine properties, subject to certain terms and conditions. Omolon's assets include the Kubaka gold mine and related mining licenses, located in the Magadan Region in the far east of the Russian Federation. The Kubaka gold mine began commercial production in 1997 and ceased mining operations in 2005.

  Issue of Senior Convertible Notes

  During January 2008, the Company completed a public offering of $460.0 million Senior Convertible Notes due March 15, 2028, each in the amount of one thousand dollars. The notes will pay interest semi-annually at a rate of 1.75% per annum. The notes will be convertible, at the holder's option, equivalent to a conversion price of $28.48 per share of common stock subject to adjustment. Kinross received net proceeds of $449.9 million from the offering of Senior Convertible Notes, after payment of the commissions of the initial purchasers and expenses of the offering. The Senior Convertible Notes are convertible into Kinross common shares at a fixed conversion rate, subject to certain anti-dilution adjustments, only in the event that (i) the market price of Kinross common shares exceeds 130% of the effective conversion price of the Senior Convertible Notes, (ii) the trading price of the Senior Convertible Notes falls below 98% of the amount equal to Kinross' then prevailing common share price, times the applicable conversion rate, (iii) the Senior Convertible Notes are called for redemption, (iv) upon the occurrence of specified corporate transactions or (v) if Kinross common shares cease to be listed on a specified stock exchange or eligible for trading on an over-the-counter market. The Senior Convertible Notes will also be convertible on and after December 15, 2027. Holders of the Senior Convertible Notes will have the right to require Kinross to repurchase the Senior Convertible Notes on March 15, 2013, 2018 and 2023, and, on or prior to March 20, 2013, upon certain fundamental changes. The redemption price will be equal to 100% of the principal amount of the Senior Convertible Notes plus accrued and unpaid interest to the redemption date, if any. The Senior Convertible Notes are redeemable by the Company, in whole or in part, for cash at any time after March 20, 2013 at a redemption price equal to par plus accrued and unpaid interest, if any, to the redemption date.

  LL&E royalty purchase

  On January 23, 2008, subsequent to a competitive auction, an agreement was signed whereby the Company purchased the Louisiana Land and Exploration Company royalty from ConocoPhillips. The purchase price was $26.5 million and the effective date of the purchase was January 1, 2008. The royalty burdens the Company's 50% interest in Round Mountain. The royalty rate is 3% of gross proceeds up to $75.0 million being paid, and 1.5% thereafter. To date cumulative royalty payments total $60.0 million.

Page 116    Kinross 2007 annual report

  On January 31, 2008, the Company offered Barrick the opportunity to purchase 50% of the royalty, which corresponds with Barrick's 50% interest in Round Mountain. On February 11, 2008, Barrick accepted the offer, however the transaction has not yet been finalized.

  Dividend declaration

  On February 21, 2008, the Board of Directors declared a dividend of $0.04 per common share, payable on March 31, 2008 to shareholders of record at the close of business on March 24, 2008. The present intention is to pay a dividend semi-annually.

  Brett Resources

  Kinross holds a 100% interest in certain claims in Northern Ontario known as the Hammond Reef Project. Pursuant to an Option Agreement dated March 21, 2006, between Kinross and Brett Resources Inc. ("Brett"), Brett acquired an option to earn a 60% interest in the Hammond Reef Project (the "Option") in exchange for incurring expenditures totaling $5.0 million on the properties and issuing 1,000,000 common shares in Brett to Kinross. On March 27, 2008, Kinross and Brett entered into a letter of intent (the "Brett LOI") setting out the terms pursuant to which Brett would acquire a 100% interest in the Hammond Reef Project from Kinross. The Brett LOI provides, among other things, that following Brett's exercise of the Option, Kinross will sell its remaining 40% interest in the Hammond Reef Project to Brett in exchange for 14.0 million common shares in Brett and a 2% net smelter returns royalty. Upon completion of the transactions contemplated by the Brett LOI, including delivery of the 14.0 million common shares of Brett, Brett will have acquired a 100% interest in the Hammond Reef Project. This transaction is expected to close in the second quarter of 2008.

Page 117    Kinross 2007 annual report

Mineral Reserve and Resource Statement

Proven and Probable Mineral Reserves

GOLD

PROVEN AND PROBABLE MINERAL RESERVES(1,3,5,6,7)
Kinross Gold Corporation's Share at December 31, 2007

			Proven			Probable			Proven and Probable

Property	Location	Kinross Interest (%)	Tonnes (x 1,000)	Grade (g/t)	Ounces (x 1,000)	Tonnes (x 1,000)	Grade (g/t)	Ounces (x 1,000)	Tonnes (x 1,000)	Grade (g/t)	Ounces (x 1,000)

North America
Fort Knox Area	USA	100.0%	136,817	0.43	1,894	104,098	0.59	1,962	240,915	0.50	3,856
Kettle River Area	USA	100.0%	45	10.63	15	1,948	15.57	975	1,993	15.46	990
Round Mountain Area	USA	50.0%	29,545	0.72	686	41,323	0.57	756	70,868	0.63	1,442

Subtotal			166,407	0.49	2,595	147,369	0.78	3,693	313,776	0.62	6,288

South America
Cerro Casale[10]	Chile	49.0%	100,450	0.71	2,306	406,700	0.68	8,932	507,150	0.69	11,238
Crixás[9]	Brazil	50.0%	2,280	4.02	295	601	5.04	97	2,881	4.23	392
La Coipa[12]	Chile	100.0%	13,352	1.42	611	6,450	1.33	275	19,802	1.39	886
Maricunga Area	Chile	100.0%	177,698	0.77	4,383	101,804	0.63	2,062	279,502	0.72	6,445
Paracatu	Brazil	100.0%	1,264,095	0.39	16,013	161,608	0.39	2,000	1,425,703	0.39	18,013

Subtotal			1,557,875	0.47	23,608	677,163	0.61	13,366	2,235,038	0.51	36,974

Asia
Julietta[11]	Russia	90.0%	36	17.41	20	68	16.18	35	104	16.60	55
Kupol	Russia	75.0%	435	19.50	273	6,387	14.64	3,007	6,822	14.95	3,280

Subtotal			471	19.35	293	6,455	14.66	3,042	6,926	14.98	3,335

Total Gold			1,724,753	0.48	26,496	830,987	0.75	20,101	2,555,740	0.57	46,597

SILVER

PROVEN AND PROBABLE MINERAL RESERVES(1,3,5,6,7)
Kinross Gold Corporation's Share at December 31, 2007

			Proven			Probable			Proven and Probable

Property	Location	Kinross Interest (%)	Tonnes (x 1,000)	Grade (g/t)	Ounces (x 1,000)	Tonnes (x 1,000)	Grade (g/t)	Ounces (x 1,000)	Tonnes (x 1,000)	Grade (g/t)	Ounces (x 1,000)

South America
La Coipa[12]	Chile	100.0%	13,352	55.9	23,987	6,450	61.8	12,815	19,802	57.8	36,802

Subtotal			13,352	55.9	23,987	6,450	61.8	12,815	19,802	57.8	36,802

Asia
Julietta[11]	Russia	90.0%	36	174.7	203	68	182.3	398	104	179.6	601
Kupol	Russia	75.0%	435	228.3	3,196	6,387	177.2	36,376	6,822	180.4	39,572

Subtotal			471	224.5	3,399	6,455	177.2	36,774	6,926	180.4	40,173

Total Silver			13,823	61.6	27,386	12,905	119.5	49,589	26,728	89.6	76,975

COPPER

PROVEN AND PROBABLE MINERAL RESERVES(3,5)
Kinross Gold Corporation's Share at December 31, 2007

			Proven			Probable			Proven and Probable

Property	Location	Kinross Interest (%)	Tonnes (x 1,000)	Grade (%)	Pounds (x 1,000)	Tonnes (x 1,000)	Grade (%)	Pounds (x 1,000)	Tonnes (x 1,000)	Grade (%)	Pounds (x 1,000)

South America
Cerro Casale[10]	Chile	49.0%	100,450	0.24	538,510	406,700	0.26	2,305,940	507,150	0.25	2,844,450

Subtotal			100,450	0.24	538,510	406,700	0.26	2,305,940	507,150	0.25	2,844,450

Total Copper			100,450	0.24	538,510	406,700	0.26	2,305,940	507,150	0.25	2,844,450

Page 118    Kinross 2007 annual report

Measured and Indicated Mineral Resources (excludes Proven and Probable Reserves)

GOLD
MEASURED AND INDICATED MINERAL RESOURCES
(EXCLUDES PROVEN AND PROBABLE MINERAL RESERVES)(2,3,4,6,7,8)
Kinross Gold Corporation's Share at December 31, 2007

			Measured			Indicated			Measured and Indicated

Property	Location	Kinross Interest (%)	Tonnes (x 1,000)	Grade (g/t)	Ounces (x 1,000)	Tonnes (x 1,000)	Grade (g/t)	Ounces (x 1,000)	Tonnes (x 1,000)	Grade (g/t)	Ounces (x 1,000)

North America
Fort Knox Area		100.0%	2,664	0.67	58	33,127	0.73	776	35,791	0.72	834
Round Mountain Area	USA	50.0%	4,456	0.81	116	10,860	0.72	250	15,316	0.74	366

Subtotal			7,120	0.76	174	43,987	0.73	1,026	51,107	0.73	1,200

South America
Cerro Casale[10]	Chile	49.0%	16,660	0.40	214	170,030	0.40	2,185	186,690	0.40	2,399
Crixás[9]	Brazil	50.0%	116	5.44	20	320	2.95	30	436	3.61	50
Gurupi	Brazil	100.0%	–	–	–	51,990	1.04	1,731	51,990	1.04	1,731
La Coipa[12]	Chile	100.0%	10,677	0.84	289	6,196	1.05	208	16,873	0.92	497
Maricunga Area	Chile	100.0%	26,920	0.67	584	84,536	0.62	1,690	111,456	0.63	2,274
Paracatu	Brazil	100.0%	209,229	0.32	2,135	58,078	0.34	638	267,307	0.32	2,773

Subtotal			263,602	0.38	3,242	371,150	0.54	6,482	634,752	0.48	9,724

Asia
Julietta[11]	Russia	90.0%	–	–	–	245	16.04	127	245	16.04	127

Subtotal			–	–	–	245	16.04	127	245	16.04	127

Total Gold			270,722	0.39	3,416	415,382	0.57	7,635	686,104	0.50	11,051

SILVER
MEASURED AND INDICATED MINERAL RESOURCES
(EXCLUDES PROVEN AND PROBABLE MINERAL RESERVES)(2,3,4,6,7,8)
Kinross Gold Corporation's Share at December 31, 2007

			Measured			Indicated			Measured and Indicated

Property	Location	Kinross Interest (%)	Tonnes (x 1,000)	Grade (g/t)	Ounces (x 1,000)	Tonnes (x 1,000)	Grade (g/t)	Ounces (x 1,000)	Tonnes (x 1,000)	Grade (g/t)	Ounces (x 1,000)

South America
La Coipa[12]	Chile	100.0%	10,677	35.2	12,087	6,196	24.6	4,902	16,873	31.3	16,989

Subtotal			10,677	35.2	12,087	6,196	24.6	4,902	16,873	31.3	16,989

Asia
Julietta[11]	Russia	90.0%	–	–	–	245	114.7	905	245	114.7	905

Subtotal			–	–	–	245	114.7	905	245	114.7	905

Total Silver			10,677	35.2	12,087	6,441	28.0	5,807	17,118	32.5	17,894

COPPER
MEASURED AND INDICATED MINERAL RESOURCES
(EXCLUDES PROVEN AND PROBABLE MINERAL RESERVES)(3,4,8)
Kinross Gold Corporation's Share at December 31, 2007

			Measured			Indicated			Measured and Indicated

Property	Location	Kinross Interest (%)	Tonnes (x 1,000)	Grade (%)	Pounds (x 1,000)	Tonnes (x 1,000)	Grade (%)	Pounds (x 1,000)	Tonnes (x 1,000)	Grade (%)	Pounds (x 1,000)

South America
Cerro Casale[10]	Chile	49.0%	16,660	0.22	80,360	170,030	0.24	899,150	186,690	0.24	979,510

Subtotal			16,660	0.22	80,360	170,030	0.24	899,150	186,690	0.24	979,510

Total Copper			16,660	0.22	80,360	170,030	0.24	899,150	186,690	0.24	979,510

Page 119    Kinross 2007 annual report

Statement of Inferred Resources

In addition to the reported Measured and Indicated Mineral Resources, Inferred Mineral Resources of gold total 362,394,000 tonnes at an average grade of 0.60 grams per tonne gold. Inferred Mineral Resources of silver total 4,062,000 tonnes at an average grade of 175.6 grams per tonne.

NOTES

(1)
Unless otherwise noted, the Company's mineral reserves are estimated using appropriate cut-off grades based on an assumed gold price of $US 550 per ounce, and a silver price of $US 10.00 per ounce. Mineral reserves are estimated using appropriate process recoveries, operating costs and mine plans that are unique to each property and include estimated allowances for dilution and mining recovery. Mineral reserves are reported in contained units and are estimated based on the following foreign exchange rates:
$CAD to $US	1.20
Roubles to $US	25.00
Chilean Pesos to $US	530.00
Brazilian Reais to $US	2.25
(2)
Unless otherwise noted, the Company's mineral resources are estimated using appropriate cut-off grades based on a gold price of $US 625 per ounce, a silver price of $US 11.50 per ounce and the following foreign exchange rates:
$CAD to $US	1.20
Roubles to $US	25.00
Chilean Pesos to $US	530.00
Brazilian Reais to $US	2.25
(3)
The Company's mineral reserves and mineral resources as at December 31, 2007 are classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum's "CIM Definition Standards — For Mineral Resources and Mineral Reserves" in accordance with the Canadian Securities Administrators' National Instrument 43-101 "Standards of Disclosure for Mineral Projects" (the "Instrument") requirements. Mineral reserve and mineral resource estimates reflect the Company's reasonable expectation that all necessary permits and approvals will be obtained and maintained.
(4)
Cautionary note to U.S. investors concerning estimates of measured, indicated and inferred mineral resources: U.S. investors are advised that the terms "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are recognized and required by Canadian Securities Administrators. These terms are not recognized by the U.S. Securities and Exchange Commission. U.S. investors should not assume that all or any part of mineral deposits in these categories will ever be converted into mineral reserves and that as compared with measured and indicated mineral resources, inferred mineral resources have a greater amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility. It should not be assumed that any part of an inferred mineral resource will ever be upgraded to a higher category.
(5)
The mineral reserves presented herein comply with the reserve categories of Industry Guide 7 published by the U.S. Securities and Exchange Commission.
(6)
The Company's mineral resource and mineral reserve estimates were prepared under the supervision of Mr. R. Henderson, P. Eng, an officer of Kinross, who is a qualified person as defined by the Instrument.
(7)
The Company's normal data verification procedures have been used in collecting, compiling, interpreting and processing the data used to estimate mineral reserves and mineral resources. Independent data verification has not been performed.
(8)
Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral resources are subject to infill drilling, permitting, mine planning, mining dilution and recovery losses, among other things, to be converted into mineral reserves. Due to the uncertainty which may attach to inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to indicated or measured mineral resources, including as a result of continued exploration.
(9)
The Crixás mine is operated by AngloGold Ashanti Ltd. Mineral reserves are reported based on a gold price of $US 600 per ounce. Mineral resources are reported using a gold price of $US 700 per ounce. Mineral resources and mineral reserves are reported using the following foreign exchange rate: Brazilian Reais to $US 2.51.
(10)
Mineral resource and mineral reserve estimates for Cerro Casale were prepared under the supervision of Mr. L. Smith, R. Geo., Manager of AMEC Mining & Metals Consulting, who is a qualified person as defined by the Instrument. The project is currently under evaluation in preparation for a new feasibility study by the joint venture. Mineral reserves and mineral resources are estimated using appropriate cut-off grades based on the following commodity prices and foreign exchange rates:

    Mineral reserves — Gold price of $US 450 per ounce, Copper price of $US 1.50 per pound

    Mineral resources — Gold price of $US 550 per ounce, Copper price of $US 1.75 per pound

    Chilean Peso to $US 525.00

(11)
The Julietta Mine has mineral reserves and mineral resources that are estimated using appropriate cut-off grades based on the following commodity prices and foreign exchange rates:

    Mineral reserves — Gold price of $US 600 per ounce, Silver price of $US 11.00 per ounce

    Mineral resources — Gold price of $US 700 per ounce, Silver price of $US 13.00 per ounce

    Roubles to $US 25.00
    Mineral resources are reported exclusive of mineral reserves, and mineral resources are estimated using a gold equivalent cut-off grade of 8.00 g/t.

(12)
Includes mineral reserves and mineral resources from the Puren deposit in which the Company holds a 65% interest. The Coipa Norte pit at the La Coipa mine has mineral reserves and mineral resources that are estimated using appropriate cut-off grades based on the following commodity prices and foreign exchange rates:

    Mineral reserves — Gold price of $US 600 per ounce, Silver price of $US 11.00 per ounce

    Mineral resources — Gold price of $US 700 per ounce, Silver price of $US 13.00 per ounce

    Chilean Peso to $US: 530.00

Page 120    Kinross 2007 annual report

Mineral Reserve and Mineral Resource Definitions

A "Mineral Reserve" is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

A "Probable Mineral Reserve" is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A "Proven Mineral Reserve" is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

A "Mineral Resource" is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

An "Inferred Mineral Resource" is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

An "Indicated Mineral Resource" is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A "Measured Mineral Resource" is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Page 121    Kinross 2007 annual report

Supplemental Information

Summarized Five-Year Review

	2007	2006	2005	2004	2003(2)	2002(2,3)

Operating results (in millions of U.S. dollars)
Revenue	$1,093.0	$905.6	$725.5	$666.8	$571.9	$261.0
Net earnings (loss) for the year	334.0	165.8	(216.0)	(63.1)	(437.7)	(22.8)
Net earnings (loss) attributable to common shareholders	–	–	–	–	(427.7)	(30.1)
Cash flow provided from operating activities	341.2	292.0	133.7	161.2	89.5	56.7
Capital expenditures	601.1	202.9	142.4	169.5	73.4	22.6

Financial position (in millions of U.S. dollars)
Cash and cash equivalents	$551.3	$154.1	$97.6	$47.9	$245.8	$170.6
Working capital	526.3	85.3	64.0	27.6	251.8	172.4
Total assets	6,729.3	2,053.5	1,698.1	1,834.2	1,794.5	598.0
Long-term debt(1)	564.1	89.9	159.3	122.9	30.1	57.9
Common shareholders' equity	4,837.8	1,468.0	1,076.1	1,287.1	1,382.4	418.9
Debt to capitalization	12%	6%	15%	10%	2%	14%

Per share data (U.S. dollars)
Net earnings (loss) — basic	$0.60	$0.47	$(0.63)	$(0.18)	$(1.39)	$(0.25)

(1)
Long-term debt includes debt plus current portion of long-term debt.
(2)
Financial position as at December 31,  2003 and 2002 and operating results for the year ended December 31, 2002 do not reflect the change in accounting policy related to convertible debentures adopted by the Company in 2005.
(3)
Financial position as at December 31, 2002 does not reflect the change in accounting policy related to asset retirement obligations adopted by the Company in 2004.

Kinross Share Trading Data

	2007		2006
	High	Low	High	Low

TSX (Canadian dollars)
First quarter	$16.99	$12.52	$13.68	$10.21
Second quarter	$16.89	$12.00	$14.49	$9.92
Third quarter	$15.50	$10.58	$17.00	$11.68
Fourth quarter	$20.00	$14.43	$15.40	$12.26
NYSE (U.S. dollars)
First quarter	$14.57	$10.64	$11.94	$8.77
Second quarter	$14.91	$11.32	$13.12	$8.92
Third quarter	$15.50	$9.87	$15.39	$10.30
Fourth quarter	$21.30	$14.43	$13.64	$10.87

Page 122    Kinross 2007 annual report

QuickLinks

Report of Independent Registered Chartered Accountants
Consolidated Balance Sheets As at December 31
Consolidated Statements of Operations For the years ended December 31
Consolidated Statements of Cash Flows For the years ended December 31
Consolidated Statements of Common Shareholders' Equity For the year ended December 31
Consolidated Statements of Comprehensive Income (Loss) For the years ended December 31
Mineral Reserve and Resource Statement
Supplemental Information